As filed with the Securities and Exchange Commission on August 13, 2002
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Horace Mann Educators Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	37-0911756
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
1 Horace Mann Plaza
Springfield, Illinois 62715-0001
(217) 789-2500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Office)

Ann M. Caparros General Counsel, Chief Compliance Officer and Corporate Secretary Horace Mann Educators Corporation 1 Horace Mann Plaza Springfield, Illinois 62715-0001 (217) 789-2500	With a copy to: Conor D. Reilly, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate	Amount of
Securities to Be Registered	Be Registered	Per Security	Offering Price	Registration Fee

Senior Convertible Notes due 2032	$353,500,000(1)(2)	$419.375(3)(4)	$148,249,063	$13,639

Common Stock, $0.001 par value per share	6,279,221 shares(5)	$—(6)	$—(6)	$—(6)

(1)	Equals the aggregate principal amount of notes that were originally issued by the Registrant on May 14, 2002.

(2)	Some or all of these securities may be offered by selling securityholders as reflected in “Selling Securityholders” on page 51.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based upon the average of the bid and asked prices for the Senior Convertible Notes on August 9, 2002.

(4)	Excludes accrued interest and distributions, if any.

(5)	Represents the number of shares of common stock that are currently issuable upon conversion of the notes, based on the initial conversion rate of 17.763 shares of common stock for each $1,000 principal amount of the notes. In addition, pursuant to Rule 416 under the Securities Act, the amount to be registered also includes an indeterminate number of shares of common stock that may be issued as a result of stock splits, stock dividends and anti-dilution provisions.

(6)	No separate consideration will be received for the shares of common stock issuable upon conversion of the notes; therefore, no registration fee is required pursuant to Rule 457(i) under the Securities Act.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 13, 2002

Horace Mann Educators Corporation
$353,500,000
Senior Convertible Notes due 2032
and the Common Stock Issuable upon
Conversion of the Senior Convertible Notes

     On May 14, 2002, we issued $353,500,000 in aggregate principal amount of the notes, including $37,700,000 in aggregate principal amount of the notes that were issued pursuant to the exercise of an overallotment option, at an issue price of $475.00 per note in a private placement. This prospectus will be used by selling securityholders to resell their notes and the shares of our common stock into which the notes are convertible.

     The notes have the following terms:

•	Interest on the notes at the rate of 1.425% per year on the principal amount at maturity is payable semiannually in arrears in cash on May 14 and November 14 of each year, beginning November 14, 2002 until May 14, 2007. After that date, we will not pay cash interest on the notes prior to maturity unless contingent cash interest becomes payable. Instead, on May 14, 2032, the maturity date of the notes, each holder will receive $1,000 per note. The notes are senior unsecured obligations and rank equally with our existing and future senior unsecured indebtedness. In addition, the notes effectively rank junior to any future secured indebtedness as to the assets securing such indebtedness and to all indebtedness of our subsidiaries as to the assets of those subsidiaries.

•	We will pay additional cash interest to the holders of the notes during any six-month period commencing after May 14, 2007 if the average market price of a note for a five trading day measurement period preceding the applicable six-month period equals 120% or more of the sum of the issue price, accrued original issue discount and accrued cash interest, if any, for such note. The contingent cash interest payable per note in respect of any quarterly period within any six-month period will equal the then applicable conversion rate multiplied by the greater of (i) $0.105 or (ii) any regular cash dividends paid by us per share on our common stock during that quarterly period. For United States federal income tax purposes, the notes constitute contingent payment debt instruments. You should read the discussion on “Material United States Federal Income Tax Consequences” relevant to the notes beginning on page 43.

•	Holders may convert each note into 17.763 shares of our common stock, subject to adjustment, during any calendar quarter only if, (i) as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days exceeds a specified threshold, (ii) the notes are called for redemption, (iii) the credit rating of the notes drops below a specified rating, (iv) specified corporate transactions have occurred or (v) we make a distribution to our stockholders with a per share value exceeding a specified threshold. Upon conversion, we have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock in an amount described herein.

•	Holders may require us to purchase all or a portion of their notes on May 14, 2007 at a price of $475.00 per note plus accrued cash interest, if any, on May 14, 2012 at a price of $551.26 per note plus accrued cash interest, if any, on May 14, 2017 at a price of $639.76 per note plus accrued cash interest, if any, on May 14, 2022 at a price of $742.47 per note plus accrued cash interest, if any, and on May 14, 2027 at a price of $861.67 per note plus accrued cash interest, if any. We may choose to pay the purchase price of such notes in cash or shares of our common stock or a combination thereof. In addition, if a change in control of us occurs, each holder may require us to purchase for cash all or a portion of such holder’s notes at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the date of purchase.

•	We may redeem for cash all or a portion of the notes at any time on or after May 14, 2007, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date.

•	The selling securityholders will receive all of the net proceeds from the sale of the notes or the underlying common stock.

     The notes initially were sold to qualified institutional buyers and are currently trading in the PORTAL market. However, notes sold by means of this prospectus are not eligible for trading in the PORTAL market. We do not intend to list the notes for trading on the New York Stock Exchange or any other national securities exchange. Our common stock is quoted on the New York Stock Exchange under the symbol “HMN.” On August 12, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $16.00 per share.

       Investing in the notes involves risks. See “Risk Factors” beginning on page 11 of this prospectus.

     Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 13, 2002.

Horace Mann Educators Corporation

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling securityholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling securityholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any documents incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

      This prospectus is based on information provided by us and by other sources that we believe are reliable. We cannot assure you that this information is accurate or complete. This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our company and the terms of the notes, including the merits and risks involved.

      We are not making any representation to any purchaser of the notes regarding the legality of an investment in the notes by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this registration statement to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the notes.

      References in this prospectus to “Horace Mann,” “we,” “us” and “our” refer to Horace Mann Educators Corporation, an insurance holding company incorporated in Delaware, and its subsidiaries, unless the context otherwise requires.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. Under this shelf prospectus, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus, and, in some cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

      The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

      This prospectus (including the information incorporated by reference) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to our intentions, hopes, beliefs, expectations or predictions of the future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “target,” “project,” “intend,” “believe,” “estimate,” “predict,” “potential,” “pro forma,” “seek” or “continue” or the negative of those terms or other comparable terminology. These statements are only predictions and we can give no assurance that such expectations will prove to be correct. Some of the things that could cause our actual results to differ substantially from our expectations are:

•	changes in the composition of our assets and liabilities through acquisitions or divestitures;

•	fluctuations in the market value of securities within our investment portfolio due to credit issues and the related after-tax effect on our shareholders’ equity and total capital through either realized or unrealized investment losses;

•	prevailing interest rate levels, including the impact of interest rates on (i) unrealized gains and losses on our investment portfolio and the related after-tax effect on our stockholders’ equity and total capital and (ii) the book yield of our investment portfolio;

•	the impact of fluctuations in the capital markets on our ability to refinance outstanding indebtedness or repurchase shares of our outstanding common stock;

•	the frequency and severity of catastrophes such as hurricanes, earthquakes and storms, and our ability to maintain a favorable catastrophe reinsurance program;

•	future property and casualty loss experience and its impact on estimated claims and claim adjustment expenses for losses occurring in prior years;

ii

•	our ability to develop and expand our agency force and our direct product distribution systems, as well as our ability to maintain and secure product sponsorships by local, state and national education associations;

•	the competitive impact of new entrants such as mutual funds and banks into the tax-deferred annuity products markets, and our ability to profitably expand our property and casualty business in highly competitive environments;

•	changes in insurance regulations, including (i) those affecting the ability of our insurance subsidiaries to distribute cash to the holding company and (ii) those impacting our ability to profitably write property and casualty insurance policies in one or more states;

•	changes in federal income tax laws and changes resulting from federal tax audits affecting corporate tax rates or taxable income, and regulations changing the relative tax advantages of our life and annuity products to customers;

•	the impact of fluctuations in the financial markets on our variable annuity fee revenues, valuations of deferred policy acquisition costs and value of acquired insurance in force, and the level of guaranteed minimum death benefit reserves;

•	our ability to maintain favorable claims-paying ability ratings;

•	adverse changes in policyholder mortality and morbidity rates;

•	the resolution of legal proceedings and related matters; and

•	other factors referenced in this prospectus, including those set forth under the caption “Risk Factors.”

      Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus to conform them to actual results. We do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors.”

      We caution you that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors may cause actual results to differ materially from those projected in any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

      For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act.

      You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

iii

PROSPECTUS SUMMARY

      This prospectus summary highlights selected information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and may not contain all of the information that is important to you. This prospectus includes the specific terms of the notes offered by the selling securityholders, as well as information regarding our business and detailed financial data. You should read the following summary, together with the more detailed information regarding our company and our notes sold in this offering and our financial statements and the notes to those statements incorporated by reference in this prospectus.

Horace Mann Educators Corporation

      We market and underwrite personal lines of property and casualty and life insurance and retirement annuities. We market our products primarily to educators and other employees of public schools and their families. Our 1.0 million customers typically have moderate annual incomes, with many belonging to two-income households. Their financial planning tends to focus on security, savings and primary insurance needs. Horace Mann is the largest national multi-line insurance company focused on the niche educator market.

      We sell and service our products primarily through an exclusive sales force of full-time agents employed by us and trained to sell multi-line products. These agents sell only our products and supplemental products authorized by us. Many of our agents are former educators who utilize their contacts within, and knowledge of, the target market. Compensation for our sales agents includes an incentive element based upon the profitability of the business they write.

      Our insurance premiums written and contract deposits for the year ended December 31, 2001 were $875.6 million, net income was $25.6 million and operating income (net income before the after-tax impact of realized investment gains and losses, restructuring charges, litigation charges and the provision for prior years’ taxes) was $35.6 million. Our total assets were $4.5 billion at December 31, 2001. The property and casualty segment accounted for 59% of our insurance premiums written and contract deposits for the year ended December 31, 2001, while accounting for 15% of operating income for the period. The annuity and life insurance segments together accounted for 41% of insurance premiums written and contract deposits for the year ended December 31, 2001 (27% and 14%, respectively), and provided 111% (58% and 53%, respectively) of operating income for the period.

      The primary products of our property and casualty segment are private passenger automobile and homeowners insurance. In each of the last 10 years, our combined loss and expense ratio for our property and casualty product lines outperformed the total property and casualty industry combined loss and expense ratio, as reported by A.M. Best Company, Inc., an independent insurance rating agency. During this period, our combined loss and expense ratio was better than the total property and casualty insurance industry combined loss and expense ratio by an average of approximately 12 percentage points per year. During the same period of time, our combined loss and expense ratio was better than the personal lines insurance industry segment combined loss and expense ratio by an average of approximately 9 percentage points per year.

      One of the reasons why our property and casualty lines have performed better than the industry average is our property and casualty expense ratio, which has been consistently better than the industry ratio since 1983. During the last 10 years, our property and casualty expense ratio has been better than the property and casualty industry personal lines average expense ratio as reported by A.M. Best by an average of 4.5 percentage points per year. Our property and casualty expense ratio for the year ended December 31, 2001 was 21.6%.

      We are one of the 20 largest participants in the fixed and variable 403(b) tax-qualified annuities market, measured by net written premium on a statutory accounting basis, according to information from A.M. Best for 2000. Our 403(b) tax-qualified annuities are annuities purchased voluntarily by individuals employed by public school systems or other tax-exempt organizations. Approximately 60% of our new annuity contract deposits in 2001 were for 403(b) tax-qualified annuities; approximately 75% of accumulated annuity value on deposit with us as of June 30, 2002 was 403(b) tax-qualified. At December 31, 2001, the accumulated value of all of our annuity contracts (tax and non-tax qualified) was $2.4 billion, representing 139,000 contracts in force. For the 2001 year, 93% of the accumulated cash value of our fixed annuity business remained on deposit, and 92% of our variable annuity business remained on deposit. All annuities issued since 1982, and approximately 79% of all outstanding fixed annuity accumulated cash values, are subject in most cases to substantial early withdrawal penalties, typically ranging from 5% to 13% of the amount withdrawn. Withdrawals of outstanding variable annuities are limited to amounts less than or equal to the then current market value of such annuities, minus withdrawal penalties as applicable. Generally, a penalty is imposed under the Internal Revenue Code on amounts withdrawn from tax-qualified annuities prior to age 59 1/2. Total accumulated annuity funds on deposit at December 31, 2001 consisted of 42% variable annuities and 58% fixed annuities.

      Our investment portfolio, including variable annuity assets under management of $1.0 billion, had an aggregate fair value of $4.0 billion at December 31, 2001. Our investments other than variable annuity assets consist principally of investment grade, publicly traded fixed income securities. At December 31, 2001, our investments in non-investment grade securities represented 5.3% of total investments excluding variable annuity assets. We have no significant investments in mortgage loans, real estate, foreign securities or privately placed securities.

      Our principal executive offices are located at 1 Horace Mann Plaza, Springfield, Illinois 62715-0001. Our telephone number at that address is (217) 789-2500. Our website address is www.horacemann.com. Information on our website does not constitute part of this registration statement.

Corporate Strategy: The Horace Mann Value Proposition

      The Horace Mann Value Proposition articulates our overarching strategy and business purpose: Provide lifelong financial well-being for educators and their families through personalized service, advice, and a full range of tailored insurance and financial products.

      In 2000, our management announced steps to focus on our core business and accelerate the growth of our revenues and profits. These initiatives are intended to:

•	Grow and strengthen the agency force and make our agents more productive by improving the products, tools and support we provide to them;

•	Expand our penetration of targeted geographic areas and new segments of the educator market;

•	Broaden our distribution options to complement and extend the reach of our agency force;

•	Increase cross-selling and improve retention in our existing book of business; and

•	Make our products more responsive to customer needs and preferences and expand our product lines within the personal financial services segment.

      During the fourth quarter of 2000, our management began implementing specific plans that address the initiatives above. New compensation and evaluation systems were implemented during 2001 to improve the performance of our agents and agency managers. We have begun targeting high-priority geographic markets with dedicated staff teams. New approaches to customer service are being developed and tested that will free agents to spend more time selling. Additional distribution options are being initiated to capitalize fully on the value of our payroll deduction slots in schools across the country. And, we will increase our use of technology to improve the efficiency of our agency force and administrative operations.

Recent Developments

      Our underlying business performance for the first half of 2002 was consistent with our estimates and improved compared to the first half of 2001. A net loss of $3.7 million or 9 cents per share was reported for the first half of 2002 compared with net income of $11.8 million and 29 cents per share in the same period last year. Operating income was $24.0 million or 58 cents per share compared with $12.3 million and 30 cents per share in the same period last year. After-tax investment losses were $25.2 million for the first half of 2002, including after-tax investment losses of $12.6 million on the securities of WorldCom, Inc. and impairment of other securities primarily in the communications sector of $20.2 million after tax. In the current period, net income also reflected after-tax charges of $1.5 million related to the retirement of debt and $1.0 million due to class action lawsuits related to diminished value.

      Excluding Massachusetts automobile premiums, which we ceased writing on January 1, 2002, core lines premiums written for the first half were $429.7 million, an increase of 5% from the first half of 2001. Our core product lines are retirement annuities and automobile (excluding involuntary), property and life insurance. Agent productivity, measured as sales per average agent, for the first half of 2002 increased 9% compared to a year earlier, offsetting a 4% decline in the number of agents. New annuity deposits increased to $128.4 million, a 6% increase compared to a year earlier. The property and casualty combined ratio for the first half of 2002 was 103.7%, compared to 109.2% a year earlier, reflecting favorable weather and increases in average premium per policy partially offset by increases in claim adjustment expenses and company-wide operating expenses. In the first half of 2001, prior years’ reserves were strengthened $11.0 million pre-tax compared to a minimal impact in the current period. Premiums written for voluntary property and casualty insurance increased to $246.3 million for the six months, a 7% increase compared to the prior year excluding Massachusetts automobile premiums.

      In addition, we are restructuring our property and casualty claims operations in an effort to retain more direct control over the claims settlement process and to strengthen our ability to effectively serve our customers. We expect to realize operating and cost efficiencies and also improve customer service by consolidating claims office locations throughout the United States in 6 offices compared to the current 17 offices, implementing a new claims administration system and performing certain claims reporting and adjusting functions internally versus utilizing external service providers.

      While the total number of employees in the new claims organization is ultimately expected to be somewhat higher than current staffing levels, reflecting a shift to more employee claims adjusters and reduced usage of independent contractors, we estimate that a total of approximately 135 employees will be impacted by the office consolidations. Charges for severance and other costs related to the office closures of approximately $2.5 million after tax, or 6 cents per share, will be reflected in the third quarter of 2002 as a non-operating income restructuring charge. We expect that these actions will have a positive impact on operating earnings in 2003 and beyond. In addition to cost efficiencies anticipated from the new claims environment, the restructuring is expected to have a favorable impact on automobile, as well as homeowners, claim severity.

The Offering

Issuer	Horace Mann Educators Corporation.

Notes Offered	The resale by the selling securityholders of $353,500,000 aggregate principal amount at maturity of Senior Convertible Notes due May 14, 2032. Each note has a principal amount at maturity of $1,000 and was originally issued at a price of $475.00 per note (47.50% of the principal at maturity).

Maturity Date	May 14, 2032.

Cash Interest	1.425% per year on the principal amount at maturity, payable semiannually in arrears in cash on May 14 and November 14 of each year, beginning November 14, 2002, through May 14, 2007. This cash interest is taxable to holders as original issue discount for United States federal income tax purposes and accordingly, is taxed to a holder as it accrues regardless of the holder’s method of tax accounting. However, a holder will not recognize any income upon the actual payment of such cash interest. See “Material United States Federal Income Tax Consequences.”

Contingent Cash Interest	We will pay contingent cash interest to holders of the notes during any six-month period commencing after May 14, 2007, if the average market price of a note for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the issue price, accrued original issue discount and accrued cash interest, if any, for a note to the day immediately preceding the relevant six-month period.

The contingent cash interest payable per note in respect of any quarterly period within any six-month period will equal the greater of (i) $0.105 multiplied by the then applicable conversion rate and (ii) any regular cash dividends per share paid by us on our common stock during that quarterly period multiplied by the then applicable conversion rate. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but whose payment date falls within that six-month period, then the five trading day period for determining the average market price of a note will be the five trading days ending on the third trading day immediately preceding such record date. For United States federal income tax purposes, the notes constitute contingent payment debt instruments.

Contingent cash interest, if any, will accrue and be payable on the related regular common stock cash dividend payment date to holders of notes as of the record date for such dividend or, if no regular cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of such period to holders of notes as of the 15th day preceding the last day of such six-month period. Original issue discount will continue to accrue at the yield to maturity whether or not contingent cash interest is paid.

Yield-to-Maturity of Notes	3% per year, computed on a semiannual bond equivalent basis and calculated from May 14, 2002, excluding any contingent cash interest.

Original Issue Discount	The notes initially were offered at an issue price significantly below the principal amount at maturity of the notes. As a result, the notes are treated as issued with original issue discount, which for non-tax purposes will accrue daily at a rate of 3% per year beginning on May 14, 2007, calculated on a semiannual bond equivalent basis using a 360-day year comprised of twelve 30-day months.

Tax Original Issue Discount	In addition, the notes are debt instruments subject to the United States federal income tax contingent payment debt regulations. You should be aware that, even if we do not pay any contingent cash interest on the notes, you are required to include imputed interest in your gross income for United States federal income tax purposes. For United States federal income tax purposes, interest, also referred to as tax original issue discount, accrues from May 14, 2002, at a constant rate of 6.90% per year, calculated on a semiannual bond equivalent basis, which represents the yield on our comparable noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise similar to the notes. U.S. holders are required to include tax original issue discount (including the portion of the tax original issue discount represented by cash interest payments) in their gross income as it accrues regardless of their method of tax accounting. The rate at which the tax original issue discount accrues for United States federal income tax purposes will exceed the stated yield of 3% for accrued original issue discount.

You also will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, exchange, conversion or redemption, including the fair market value of any shares of common stock received upon conversion or otherwise, and your adjusted tax basis in the note. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material United States Federal Income Tax Consequences.”

Conversion Rights	For each $1,000 principal amount of notes surrendered for conversion, if the conditions for conversion are satisfied, you will receive 17.763 shares of our common stock.

In lieu of delivering shares of our common stock upon conversion of all or any portions of the notes, we may elect to pay holders surrendering notes cash or a combination of cash and shares of our common stock for the notes surrendered. If we elect to pay holders cash for their notes, the payment will be based on the average sale price of our common stock for the five consecutive trading days immediately following either:

• the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or

• the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter.

The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount, accrued cash interest, any contingent cash interest or interest payable upon the occurrence of a tax event. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount, accrued cash interest or contingent cash interest. Instead, accrued original issue discount, accrued cash interest or contingent cash interest will be deemed paid by the shares of common stock received by the holder on conversion.

If as of the last day of any calendar quarter beginning with the quarter ending September 30, 2002, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than a specified percentage (120% until and including March 31, 2007, thereafter declining 0.1% per quarter to 110% on the last day of the quarter ending March 31, 2032) of the accreted conversion price per share of common stock on the last day of such quarter, then on and after the first day of the following quarter holders may surrender notes for conversion into shares of common stock. The accreted conversion price per share as of any day will equal the sum of the issue price of the note plus the accrued original issue discount or accrued cash interest, if any, divided by the number of shares issuable upon conversion of a note subject to any adjustments to the conversion rate through that day.

Holders may also surrender notes for conversion when the credit rating assigned to the notes is Ba2 or lower by Moody’s Investors Service, Inc. (“Moody’s”) or BB+ or lower by Standard & Poor’s Credit Market Services, a division of the McGraw-Hill Companies (“Standard & Poor’s”), the notes are no longer rated by either Moody’s or Standard & Poor’s, or the credit rating assigned to the notes has been suspended or withdrawn by either Moody’s or Standard & Poor’s.

Notes or portions of notes in integral multiples of $1,000 principal amount at maturity called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make certain distributions to our stockholders with a per share value of more than 15% of the closing sale price of our common stock on the date immediately preceding the declaration of such distribution, or if we are a party to certain consolidations, mergers or binding share exchanges, notes may be surrendered for conversion, as provided in “Description of Notes — Conversion Rights.” The ability to surrender notes for conversion expires at the close of business on May 14, 2032.

Optional Conversion to Semiannual Coupon Notes upon Tax Event	From and after the occurrence of a tax event subsequent to May 14, 2007, as described hereafter, at our option, interest in lieu of future accrued original issue discount accrues on each note from the option exercise date at 3% per year, calculated on a semiannual bond equivalent basis, on the restated principal amount and will be payable semiannually. Any such interest in lieu of original issue discount will be computed in the same manner and payable at the same time as the cash interest and will accrue from the most recent date to which cash interest, if payable, has been paid or provided for or, if no cash interest is payable or has been paid or provided for, the option exercise date. In such event, the redemption price, purchase price and change in control purchase price will be adjusted, as described herein. However, there will be no change in the holder’s conversion rights. See “Description of Notes — Optional Conversion to Semiannual Coupon Notes upon Tax Event.”

Redemption of Notes at Our Option	We may redeem for cash all or a portion of the notes at any time on or after May 14, 2007, at redemption prices equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the applicable redemption date. See “Description of Notes — Redemption of Notes at Our Option.”

Purchase of the Notes by Horace Mann at the Option of the Holder	Holders may require us to purchase all or a portion of their notes on each of the following dates at the following prices, plus accrued cash interest, if any, to the purchase date:

• on May 14, 2007 at a price of $475.00 per note;

• on May 14, 2012 at a price of $551.26 per note;

• on May 14, 2017 at a price of $639.76 per note;

• on May 14, 2022 at a price of $742.47 per note; and

• on May 14, 2027 at a price of $861.67 per note.

We may pay the purchase price in cash or shares of our common stock or in a combination of cash and shares of our common stock. If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares we deliver will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock. If we elect to pay all or part of the purchase price in shares of our common stock, we will notify holders not less than 20 business days before the applicable purchase date, specifying the percentages of cash and common stock.

Repurchase right upon change in Control	Upon a change in control of Horace Mann, the holders may, in some circumstances, require us to purchase for cash all or a portion of their notes at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the date of purchase.

Ranking	The notes are senior unsecured and unsubordinated obligations of Horace Mann and rank equal in right of payment to all of our other senior unsecured and unsubordinated indebtedness. The notes are effectively subordinated to any future secured indebtedness as to the assets securing such indebtedness.

In addition, we are structured as a holding company, and we conduct most of our business operations through our subsidiaries. The notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our subsidiaries. As of July 31, 2002, we had no secured indebtedness outstanding and $212.8 million of senior unsecured indebtedness outstanding, which was comprised of $167.9 million of indebtedness related to these notes and $44.9 million of indebtedness related to our 6 5/8% Senior Notes due 2006.

Registration Rights	Under a registration rights agreement, we agreed to file with the Securities and Exchange Commission, the shelf registration statement of which this prospectus forms a part, for resale of the notes and shares of our common stock issuable upon conversion of the notes. We have agreed to use reasonable efforts to keep the registration statement effective until the earlier of (i) May 14, 2004, (ii) the sale pursuant to the shelf registration statement of all securities registered thereunder and (iii) the expiration of the holding period applicable to such securities held by non-affiliates of Horace Mann under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. If we do not comply with these registration obligations, we are required to pay liquidated damages as described in the registration rights agreement. See “Description of Notes — Registration Rights.”

Guarantees	None.

Sinking Fund	None.

Form and denomination	The notes have been issued in fully registered book-entry form and are represented by one or more permanent global notes without coupons deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company in New York, New York. Beneficial interests in the global note are shown on, and any transfers thereof are effected only through, records maintained by DTC and its participants. Your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of Notes — Book-Entry System.”

Trading	We do not intend to list the notes on any national securities exchange or automated quotation system. The notes issued in the initial private placement are eligible for trading in the PORTAL market. The notes sold using this prospectus, however, are not eligible for trading in the PORTAL market.

Use of proceeds	The selling securityholders will receive all of the proceeds from the sale of the notes and shares of common stock under this prospectus. We will not receive any of the proceeds from the sales by any selling securityholder of notes or the underlying common stock.

NYSE symbol for our common stock	Our common stock is traded on the New York Stock Exchange under the symbol “HMN.” As of July 31, 2002, there were 40,848,319 shares of our common stock issued and outstanding, net of 19,341,296 shares of treasury stock.

Risk Factors	See “Risk Factors” beginning on page 11 of this prospectus and the other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes.

CONSOLIDATED RATIO OF EARNINGS

TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges on a consolidated basis for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 and for the six month period ending June 30, 2002. For purposes of computing the ratio of consolidated earnings to fixed charges, “earnings” consists of income from continuing operations before federal income taxes and interest expense (including amortization of debt issuance cost), and “fixed charges” consists of interest expense (including amortization of debt issuance cost).

	Six Months Ended June 30,			Year Ended December 31,

	2002		2001	2001		2000	1999	1998	1997

	Actual	Pro Forma(1)	Actual	Actual	Pro Forma(1)	Actual	Actual	Actual	Actual

Ratio of earnings to fixed charges	0.0x	0.0x	4.5x	4.0x	4.2x	2.0x	10.6x	13.3x	13.7x
Excess (Deficiency) of Earnings over Fixed Charges	$(8.1)	$(7.8)	$16.6	$28.3	$29.5	$9.7	$93.4	$116.8	$119.6

(1)	The pro forma Ratio of Earnings to Fixed Charges gives effect to the net change in the interest expense resulting from the sale of the notes on May 14, 2002 and the application of the proceeds thereof to the repayment of our indebtedness under a bank credit agreement with Bank of America, N.A., as sole lender, the repurchase of $55.0 million of our 6 5/8% Senior Notes due 2006 and investment income earned on the remaining net proceeds from the sale of the notes as if such transactions had occurred as of January 1, 2002.

RISK FACTORS

      An investment in the securities offered by this prospectus involves a high degree of risk. You should consider carefully the following risk factors and the other information in and incorporated by reference in this prospectus before deciding to purchase the notes. If any of the following risks actually occur, our business could be harmed. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations or the trading price of our notes or common stock.

Risks Related to the Notes

Your right to receive payments on these notes may be effectively subordinated to our existing and future secured creditors and other obligations.

      The notes represent unsecured obligations of Horace Mann. Accordingly, holders of our secured indebtedness will have claims that are superior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have superior claim to those of our assets that constitute their collateral. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

      In addition, we are a holding company and conduct substantially all our operations through our subsidiaries. As a result, holders of the notes are effectively subordinated to the debt and other liabilities of our subsidiaries. Therefore, in the event of the insolvency or liquidation of a subsidiary, following payment by such subsidiary of its liabilities, such subsidiary may not have sufficient remaining assets to make payments to us as a shareholder or otherwise. In the event of a default by a subsidiary under any credit arrangement or other indebtedness, its creditors could accelerate such debt, prior to such subsidiary distributing amounts to us that we could have used to make payments on the notes. In addition, if we caused a subsidiary to pay a dividend to us to make payment on the notes, and such dividend were determined to be a fraudulent transfer, holders of the notes would be required to return the payment to the subsidiary’s creditors.

      We and our subsidiaries are able to incur substantial additional indebtedness in the future, which may be senior to the notes. The terms of the notes do not impose any limitation on our or our subsidiaries’ ability to issue such additional debt, which could have important consequences to holders of the notes, including the following:

•	we could have insufficient cash to meet our financial obligations, including our obligations under the notes;

•	our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes may be impaired; and

•	a significant degree of debt could make us more vulnerable to changes in general economic conditions and also could affect the financial strength ratings of our insurance subsidiaries.

      Furthermore, if we fail to deliver our common stock upon conversion of a note and thereafter become the subject of bankruptcy proceedings, a holders’ claim for damages arising from our failure could be subordinated to all of our existing and future obligations.

We are a holding company, and we may not have access to the cash that is needed to make payment on the notes.

      Although substantially all of our operations are conducted through our subsidiaries, none of our subsidiaries is obligated to make funds available to us for payment on the notes. Accordingly, our ability to make payments on the notes and pay dividends on the common stock that may be issued upon a conversion of the notes is dependent on the earnings and the distribution of funds from our subsidiaries. Restrictions on our subsidiaries’ ability to pay dividends or to make other cash payments to us may materially affect our ability to pay principal and interest on its indebtedness and dividends on the common stock we may issue upon a conversion of the notes.

      Our subsidiaries are permitted under the terms of our indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due.

      In addition, the ability of our insurance subsidiaries to pay cash dividends to the holding company is subject to state insurance department regulations which generally permit dividends to be paid for any 12 month period in amounts equal to the greater of (i) net gain from operations in the case of a life insurance company or net income in the case of all other insurance companies for the preceding calendar year or (ii) 10% of surplus as of the preceding December 31st. Any dividend in excess of these levels requires the prior approval of the director or commissioner of the state insurance department of the state in which the dividend paying insurance subsidiary is domiciled. Further, insurance company dividends must be paid from retained earnings (or unassigned funds) unless otherwise approved by the insurance regulator of the state in which the dividend paying insurance subsidiary is domiciled. The aggregate amount of dividends that may be paid in 2002 from all of our insurance subsidiaries without prior regulatory approval is approximately $40 million, of which $5 million had been paid as of July 31, 2002.

      Notwithstanding the foregoing, if insurance regulators otherwise determine that payment of a dividend or any other payment to an affiliate would be detrimental to an insurance subsidiary’s policyholders or creditors, because of the financial condition of the insurance subsidiary or otherwise, the regulators may block dividends or other payments to affiliates that would otherwise be permitted without prior approval.

      The insurance subsidiaries’ sources of funds consist primarily of premiums and contract fees, investment income and proceeds from sales and redemption of investments. Such funds are applied primarily to payment of claims, insurance operating expenses, income taxes and the purchase of investments, as well as dividends and other payments.

We may not be able to pay cash dividends in the foreseeable future.

      For the quarters ending March 31, 2002 and June 30, 2002 and each of the four quarters for the fiscal years ending December 31, 2000 and December 31, 2001 we have paid a $0.105 per share cash dividend. Any future cash dividends will depend upon our results of operations, financial conditions, cash requirements, the availability of a surplus and other factors, including the ability of our subsidiaries to make distributions to us, which ability is restricted in the manner described above.

We may not have the ability to purchase notes at the option of the holders or to raise the funds necessary to finance the purchases.

      Upon the occurrence of certain specific kinds of change in control events, we are required to offer to purchase all outstanding notes. As a result, upon a change of control or if we are otherwise required to purchase the notes at the option of the holder, we may not have sufficient funds at that time to make the required purchase of notes, and we may be unable to raise the funds necessary.

      As described above, we are a holding company and our cash flow depends on distributions to us from our subsidiaries, which are restricted in the manner described above. Accordingly, our ability to purchase the notes at the option of the holder upon a change in control event depends in part on the ability of our subsidiaries to make distributions to us.

      In addition, the terms of any future indebtedness we incur may also restrict our ability to purchase notes upon a change of control or if we are otherwise required to purchase notes at the option of the holder. If such indebtedness contained such a restriction, we would have to seek the consent of the lenders or repay those borrowings. If we were unable to obtain the necessary consent or unable to repay those borrowings, we would be unable to purchase the notes and, as a result, would be in default under the notes.

We may not have sufficient funds or may be restricted in our ability to repurchase the notes upon a change of control.

      Pursuant to the indenture, you may require us to repurchase all or a portion of your notes as described in the indenture upon a change in control. The occurrence of a change in control may cause an event of default under, or be prohibited or limited by, future senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a change of control would result in an event of default under the indenture. Any such default may, in turn, cause a default under senior debt we may incur in the future.

Because the indenture under which the notes were issued contains limited covenants, holders of the notes may not be protected in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction in the future.

      The indenture under which the notes were issued may not sufficiently protect holders of notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. The indenture does not contain:

•	any provision restricting us or any of our subsidiaries from incurring, assuming or being liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on capital stock or from purchasing or redeeming capital stock;

•	any restrictions on the ability of our subsidiaries to issue securities that would be senior to the common stock of the subsidiary held by us;

•	any financial ratios or specified level of net worth to which we or our subsidiaries must adhere;

•	any restrictions on our ability to pledge our assets as collateral or otherwise encumber our assets; or

•	any restrictions on our ability to contribute our assets to our insurance subsidiaries.

The notes were issued at a substantial discount from their principal amount and therefore trigger certain federal income tax consequences for the holders of the notes.

      The notes were issued at a substantial discount from their principal amount and constitute contingent payment debt instruments. Consequently, the notes are treated as issued with original issue discount for United States federal income tax purposes, and you are required to include such original issue discount in your income as it accrues for United States federal income tax purposes in advance of receipt of any payment on the notes to which the income is attributable.

      The amount of tax original issue discount required to be included by you for each year will be in excess of the stated yield to maturity of the notes. You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, exchange, conversion or redemption, including the fair market value of any shares of our common stock received upon conversion or otherwise, and your adjusted tax basis in the notes. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss.

      To understand how this may affect you, you should seek advice from your own tax advisor prior to purchasing these notes. See “Material United States Federal Income Tax Consequences” for a more detailed discussion of the United States federal income tax consequences to the holders of the notes of the purchase, ownership and disposition of the notes.

An active trading market for the notes may not develop.

      The notes are a new issue of securities for which there is currently no public market. Although the notes that were sold to qualified institutional buyers under Rule 144A are eligible for trading on the PORTAL market, any notes resold under this prospectus will no longer trade on the PORTAL market. We do not intend to list the notes on any national securities exchange or automated quotation system. No assurance can be given that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market. Future trading prices for the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Accordingly, no assurance can be given as to your ability to sell your notes or the price at which you will be able to sell them.

      Even though we have registered the notes and the shares of underlying common stock, we have the right, pursuant to the registration rights agreement, to suspend the use of the shelf registration statement in certain circumstances. In the event of such a suspension, you will not be able to sell any notes or shares of common stock issuable upon conversion of the notes except in transactions that are exempt from the registration requirements of the Securities Act and hedging transactions may not be conducted unless in compliance with the Securities Act. If no such exemption is available, you will not be able to sell your notes or any shares of our common stock issued upon conversion of notes.

Any downgrade in the rating of the notes may cause their trading price to fall.

      As of July 31, 2002, the notes were rated “A-” by Fitch, Inc., “BBB+” by Standard & Poor’s Corporation, “bbb+” by A.M. Best Company and “Baa2” with a negative outlook by Moody’s Investors Service, Inc. If a rating agency downgrades its rating on the notes in the future, the trading price of the notes could decline. Accordingly, no assurance can be given as to the price at which you may be able to sell your notes.

Risks Related to Our Business

Our markets are highly competitive and there will be a negative impact on our financial and operating condition if we do not remain competitive.

      We operate in a highly competitive environment and compete with numerous insurance companies. In some instances and geographic locations, competitors have specifically targeted the educator marketplace with specialized products and programs. We compete in our target market with a number of national providers of personal automobile and homeowners insurance and life insurance and annuities.

      For the annuity business, the marketplace has begun to see a competitive impact from new entrants such as mutual funds and banks into the tax-deferred annuity products market. Mutual fund families, independent agent companies and financial planners are also competitors of Horace Mann.

      The insurance industry consists of a large number of insurance companies, some of which have substantially greater financial resources, more diversified product lines, and lower cost marketing approaches, such as direct marketing, mail, Internet and telemarketing, compared to us. We believe that the principal competitive factors in the sale of property and casualty insurance products are price, service, name recognition and education association sponsorships. We believe that the principal competitive factors in the sale of life insurance and annuity products are product features, perceived stability of the insurer, service, name recognition, education association sponsorships and price.

      Our insurance subsidiaries have experienced, and expect to experience in the future, prolonged periods of intense competition during which they are unable to increase prices sufficiently to cover costs. The inability of an insurance subsidiary to compete successfully in the property and casualty business could adversely affect its operating results and financial condition and its resulting ability to pay dividends to us. A number of new, proposed or potential legislative or industry developments could further increase competition in the property and casualty insurance industry. These developments include:

•	the enactment of the Gramm-Leach-Bliley Act of 1999, which could result in increased competition from new entrants to the market, including banks and other financial service companies;

•	programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other alternative market types of coverage; and

•	changing practices caused by the Internet, which have led to greater competition in the insurance business and, in some cases, greater expectations for customer service.

New competition from these developments could cause the supply or demand for insurance to change, which could adversely affect our results of operations and financial condition.

Our property and casualty loss reserves may not be adequate.

      Our property and casualty insurance subsidiaries maintain loss reserves to provide for their estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. If these loss reserves prove inadequate, then the insurance subsidiary’s operating results and financial condition will be adversely affected, including its ability to pay dividends to us.

      Reserves do not represent an exact calculation of liability. Instead, reserves represent estimates, generally involving actuarial projections at a given time, of what our insurance subsidiaries expect the ultimate settlement and adjustment of claims will cost, net of salvage and subrogation. Estimates are based on assessments of known facts and circumstances, assumptions related to the ultimate cost to settle such claims, estimates of future trends in claims severity and frequency, changing judicial theories of liability and other factors. These variables are affected by both internal and external events, including changes in claims handling procedures, economic inflation, unpredictability of court decisions, plaintiffs’ expanded theories of liability, risks inherent in major litigation and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, significant reporting lags may exist between the occurrence of an insured event and the time it is actually reported. Our insurance subsidiaries adjust their reserve estimates regularly as experience develops and further claims are reported and settled.

      Due to inherent uncertainty in estimating reserves for losses and loss adjustment expenses, we cannot be certain that the ultimate liability will not exceed amounts reserved, with a resulting adverse effect on us.

Catastrophic events can have a significant impact on our financial and operational condition.

      Results of property insurers are subject to weather and other conditions prevailing in an accident year. While one year may be relatively free of major weather or other disasters, another year may have numerous such events causing results for such a year to be materially worse than for other years.

      Our insurance subsidiaries have experienced, and are expected in the future to experience, catastrophe losses. It is possible that a catastrophic event or a series of multiple catastrophic events could have a material adverse effect on the operating results and financial condition of the insurance subsidiaries, thereby limiting the ability of the insurance subsidiaries to pay dividends.

      Various events can cause catastrophes, including hurricanes, windstorms, earthquakes, hail, terrorism, explosions, severe winter weather and fires. The frequency and severity of these catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposures in the area affected by the event and the severity of the event. Although catastrophes can cause losses in a variety of property and casualty lines, most of the catastrophe-related claims of our insurance subsidiaries are related to homeowners’ coverages.

      Our insurance subsidiaries seek to reduce their exposure to catastrophe losses through their underwriting strategies and the purchase of catastrophe reinsurance. Nevertheless, reinsurance may prove inadequate if:

•	a major catastrophic loss exceeds the reinsurance limit, or

•	an insurance subsidiary pays a number of smaller catastrophic loss claims which, individually, fall below the subsidiary’s retention level.

      We reinsure 95% of catastrophe losses above a retention of $8.5 million per occurrence up to $80 million per occurrence. In addition, our predominant insurance subsidiary for property and casualty business written in Florida reinsures 90% of hurricane losses in that state above a retention of $11.0 million up to $47.4 million with the Florida Hurricane Fund, based on the Fund’s resources.

      Effective May 8, 2002, we entered into an equity put and reinsurance agreement with subsidiaries of Swiss Reinsurance Company. The Swiss Re Group is rated “A++(Superior)” by A.M. Best Company. Under a 36-month agreement, the equity put coverage of $75 million provides a source of capital for up to $115 million of pretax catastrophe losses above the reinsurance coverage limit. We also have the option, in place of the equity put, to require a Swiss Re Group member to issue a 10% quota share reinsurance coverage of all of our property and casualty book of business. The agreement states certain conditions to our exercise of the equity put option including (i) our stockholders’ equity, adjusted to exclude goodwill, cannot be less than $215 million after recording the first triggering event; (ii) our total debt as a percentage of capital cannot be more than 47.5% prior to recording the triggering event; and (iii) our S&P financial strength rating cannot be below “BBB” prior to a triggering event. Our S&P financial strength rating was “A+” on July 31, 2002.

      For liability coverages, in both 2001 and 2002, including the educator excess professional liability policy, we reinsure each loss above a retention of $500,000 up to $20 million. We also reinsure each property loss, including catastrophe losses that in the aggregate are less than the retention levels above, above a retention of $250,000 up to $2.5 million in 2001 and 2002.

      In the past ten years the single largest catastrophe event generated claims of $8.2 million. In the past ten years the claims, net of reinsurance, generated by a series of catastrophe events in any one-year ranged from $6.2 million to $28.4 million.

      A number of states have passed legislation that limits the ability of insurers to manage their insured risks, including legislation prohibiting an insurer from withdrawing from catastrophe-prone areas.

Reduction of the statutory surplus of our insurance subsidiaries would adversely affect their ability to pay dividends to us and to write insurance business.

      If our insurance subsidiaries cannot maintain profitability in the future, then they will begin to draw on their surplus in order to pay dividends to us to enable us to meet our financial obligations under the notes. As surplus is reduced, the insurance subsidiaries’ ability to pay additional dividends is also reduced.

      Insurance companies write insurance based, in part, upon guidelines including a ratio of premiums to surplus. As their surplus is reduced by the payment of dividends, continuing losses or both, our insurance subsidiaries’ ability to write insurance business and maintain acceptable financial strength ratings could also be reduced. This could have a material adverse effect upon the business volume and profitability of our insurance subsidiaries.

Any downgrade in the ratings of our insurance subsidiaries could adversely affect our business.

      Claims-paying and financial strength ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Each rating agency reviews its ratings periodically. A downgrade in the ratings of a Horace Mann insurance subsidiary by a recognized rating agency could result in a substantial loss of business for that subsidiary if agents or policyholders move to other companies with higher claims paying and financial strength ratings. This loss of business could have a material adverse effect on the results of operations and financial condition of that subsidiary and the resulting ability of that subsidiary to pay dividends to us.

      As of July 31, 2002, each of our principal subsidiaries was rated “A+ (Strong)” for claims-paying ability by Standard & Poor’s Corporation, “A (Excellent)” for financial strength by A.M. Best Company and “A2 (Good)” with a negative outlook for financial strength by Moody’s Investors Service, Inc. We cannot guarantee that the previous downgrades, or any future downgrades, will not have a material adverse effect upon our business in the future.

Uncollectible reinsurance can have a material adverse effect upon our business volume and profitability.

      Reinsurance is a contract by which one insurer, called a reinsurer, agrees to cover a portion of the losses incurred by a second insurer in the event a claim is made under a policy issued by the second insurer. Our insurance subsidiaries obtain reinsurance to help manage their exposure to property and casualty risks.

      Although a reinsurer is liable to our insurance subsidiaries according to the terms of its reinsurance policy, the insurance subsidiaries remain primarily liable as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of our insurance subsidiaries to pay all claims, and each insurance subsidiary is subject to the risk that one or more of its reinsurers will be unable or unwilling to honor its obligations.

      Our insurance subsidiaries cannot guarantee that their reinsurers will pay in a timely fashion, if at all. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years.

      Additionally, the availability and cost of reinsurance are subject to prevailing market conditions beyond our control. For example, the terrorist attacks of September 11, 2001 had a significant impact on the reinsurance market.

      If one of our insurance subsidiaries is unable to obtain adequate reinsurance at commercially reasonable rates, then that insurance subsidiary would have to either bear an increased risk in net exposures or reduce the level of its underwriting commitments. Either of these potential developments could have a material adverse effect upon the business volume and profitability of the subsidiary.

Changes in federal income tax laws and regulations changing the relative tax advantages of our life and annuity product to customer will have a negative impact on our financial and operating condition.

      A significant part of our annuity business involves fixed and variable 403(b) tax-qualified annuities, which are annuities purchased voluntarily by individuals employed by public school systems or other tax-exempt organizations. Approximately 60% of our new annuity contract deposits in 2001 were for 403(b) tax-qualified annuities; and approximately 75% of accumulated annuity value on deposit with us was 403(b) tax-qualified. Any changes in the federal income tax laws or regulations relating to 403(b) tax-qualified annuities could have a negative impact on our financial and operating condition.

      Current federal income tax laws generally permit the tax-deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products. Taxes, if any, are payable on income attributable to a distribution under the contract for the year in which the distribution is made. Congress has, from time to time, considered legislation that would reduce or eliminate the benefit of such deferral of taxation on the accretion of value with life insurance and non-qualified annuity contracts.

Enactment of this legislation, including a simplified “flat tax” income structure with an exemption from taxation for investment income, could result in fewer sales of our insurance annuity and investment products.

Losses due to defaults by others could reduce our profitability or negatively affect the value of our investments.

      Third parties that owe us money, securities or other assets may not pay or perform their obligations. These parties include the issuers whose securities we hold, borrowers under the mortgage loans we make, customers, trading counterparties, reinsurers, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. The current uncertain trend in the U.S. and other economies has resulted in rising investment impairments, and a further downturn could result in increased impairments. We recognized consolidated after-tax impairments of fixed maturities of $3.1 million in 2001 as compared to $2.9 million in 2000. We recognized $6.4 million and $18.3 million of after-tax impairments for the first quarter and second quarter of 2002, respectively, and there may be further impairments during the remainder of 2002 if current economic and financial conditions persist.

      The default of a major market participant could disrupt the securities markets or clearance and settlement systems in the United States or abroad. A failure of a major market participant could cause some clearance and settlement systems to assess members of that system, including our broker-dealer subsidiaries, or could lead to a chain of defaults that could adversely affect us. A default of a major market participant could disrupt various markets which could in turn cause market declines or volatility.

If our investment strategy is not successful, we could suffer unexpected losses.

      The success of our investment strategy is crucial to the success of our business. Specifically, we are subject to:

•	market value risk, which is the risk that our invested assets will decrease in value. This decrease in value may be due to a change in the yields realized on our assets and prevailing market yields for similar assets, an unfavorable change in the liquidity of the investment or an unfavorable change in the financial prospects or a downgrade in the credit rating of the issuer of the investment;

•	reinvestment risk, which is the risk that interest rates will decline and funds reinvested will earn less than expected; and

•	liquidity risk, which is the risk that liabilities are surrendered or mature sooner than anticipated and that we may have to sell assets at an undesirable time to provide for policyholder surrenders or withdrawals.

      Although we attempt to address such risks in product pricing and in establishing policy reserves, we cannot assure you that assets will be promptly matched to meet anticipated liabilities or that our investments will provide sufficient returns to enable us to satisfy our guaranteed fixed benefit obligations.

      Although we have not done so in the past, we may also enter into foreign currency, interest rate and credit derivatives and other hedging transactions in an effort to manage risks. We cannot assure you that we will successfully structure those derivatives and hedges so as to effectively manage these risks. If our calculations are incorrect, or if we do not properly structure our derivatives or hedges, we may have unexpected losses and our assets may not be adequate to meet our needed reserves, which could adversely affect our business, earnings and financial condition.

      The success of any investment activity is affected by general economic conditions, which may adversely affect the markets for interest rate sensitive securities, including the level and volatility of interests rates and the extent and timing of investor participation in such markets. Unexpected volatility or illiquidity in the markets in which we hold positions could adversely affect us.

Interest rate fluctuations could negatively affect the income we derive from the difference between the interest rates we earn on our investments and the interest we pay under our annuity contracts.

      Significant changes in interest rates expose us to the risk of not earning income or experiencing losses based on the differences between the interest rates earned on our investments and the credited interest rates paid on our outstanding annuity contracts.

      Both rising and declining interest rates can negatively affect the income we derive from these interest rate spreads. During periods of falling interest rates, our investment earnings will be lower because new investments in fixed maturity securities will likely bear lower interest rates. We may not be able to fully offset the decline in investment earnings with lower crediting rates on our annuity contracts. During periods of rising interest rates, we may be contractually obligated to increase the crediting rates on our annuity contracts. We may not, however, have the ability to immediately acquire investments with interest rates sufficient to offset the increased crediting rates under our annuity contracts. Although we develop and maintain asset/liability management programs and procedures designed to reduce the volatility of our income when interest rates are rising or falling, we cannot assure you that changes in interest rates will not affect our interest rate spreads.

      Changes in interest rates may also affect our business in other ways. Lower interest rates may result in lower sales of certain insurance and investment products to our customers.

The insurance industry is highly regulated.

      We are subject to extensive regulation and supervision in the jurisdictions in which we do business. Regulation is generally designed to protect the interests of policyholders, as opposed to stockholders and non-policyholder creditors. Such regulations, among other things, impose restrictions on the amount and type of investments our subsidiaries may have. Certain states also regulate the rates insurers may charge for certain property and casualty products. Legislation and voter initiatives have expanded, in some instances, the state’s regulation of rates and have increased data reporting requirements. Additionally, consumer-related pressures to roll back rates, even if not enacted by legislation or upheld upon judicial appeal, may affect our ability to obtain timely rate increases or operate at desired levels of profitability. We cannot predict the effect that any proposed or future legislation may have on our financial condition or operations.

      Examples of governmental regulation that has adversely affected the operations of our insurance subsidiaries include:

•	the adoption in several states of legislation and other regulatory action intended to reduce the premiums paid for automobile insurance by residents of those states; and

•	requirements that insurance companies:

•	pay assessments to support associations that fund state-sponsored insurance operations, or

•	involuntarily issue policies for high-risk automobile drivers.

      Regulation that could adversely affect our insurance subsidiaries also includes statutory surplus and risk-based capital requirements. Maintaining appropriate levels of statutory surplus, as measured by statutory accounting practices and procedures, is considered important by state insurance regulatory authorities and the private agencies that rate insurers’ claims-paying abilities and financial strength. The failure of an insurance subsidiary to maintain levels of statutory surplus that are sufficient for the amount of insurance written by it could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by rating agencies.

      Similarly, the National Association of Insurance Commissioners has adopted a system of assessing minimum capital adequacy that is applicable to our insurance subsidiaries. This system, known as risk-based capital, is used to identify companies that may merit further regulatory action by analyzing the adequacy of the insurer’s surplus in relation to statutory requirements.

      Because state legislatures remain concerned about the availability and affordability of property and casualty insurance and the protection of policyholders, our insurance subsidiaries expect that they will continue to face efforts to regulate their operations. Any one of these efforts could adversely affect the operating results and financial condition of the insurance subsidiaries and their resulting ability to pay dividends to us.

      In the event of the insolvency, liquidation or other reorganization of any of our insurance subsidiaries, our creditors and stockholders would have no right to proceed against any such insurance subsidiary or to cause the liquidation or bankruptcy of any such insurance subsidiary under federal or state bankruptcy laws. The insurance laws of the domiciliary state would govern such proceedings and the relevant insurance commissioner would act as liquidator or rehabilitator for the insurance subsidiary. Creditors and policyholders of any such insurance subsidiary would be entitled to payment in full from the assets of the insurance subsidiary before we, as a stockholder, would be entitled to receive any distribution therefrom.

      The financial position of our insurance subsidiaries also may be affected by court decisions that expand insurance coverage beyond the intention of the insurer at the time it originally issued an insurance policy.

The insurance industry is highly cyclical.

      The results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates and other factors. In particular, the property and casualty and group health insurance segments have historically experienced pricing and profitability cycles. With respect to these cycles, the factors most affecting current and prospective results of operations are intense price competition and aggressive marketing by insurers, which have historically resulted in higher combined loss and expense ratios.

Litigation may harm our financial strength or reduce our profitability.

      Insurance companies have historically been subject to substantial litigation resulting from claims, disputes and other matters. Most recently, they have faced expensive claims, including class action lawsuits, alleging, among other things, improper sales practices, improper claims settlement procedures, use of after-market parts and so-called “diminished value” claims. Negotiated settlements of certain of such actions have had a material adverse effect on other insurers. If any of our insurance subsidiaries were to incur such a settlement or an adverse judgment in such a claim, its condition or results of operations could be materially adversely affected, impairing its ability to pay dividends to us, and since we are a holding company and conduct substantially all of our operations through our subsidiaries, this impairment could in turn affect our ability to pay our obligations to holders of the notes. Our subsidiaries are defendants in two purported class-action lawsuits alleging “diminished value” claims, in which the plaintiffs are seeking damages in connection with allegedly diminished value of covered automobiles. No assurance can be given that such lawsuits will not be successful or that any judgment or settlement would not have a material adverse effect on our condition or results of operations.

Certain state statutes and employment agreements may have anti-takeover effects, which will make an acquisition of Horace Mann by another company more difficult.

      As an insurance holding company, we are subject to certain state statutes that require that any person or entity desiring to acquire more than a specified percentage (commonly 10%) of our outstanding voting securities first obtain the approval of applicable state insurance regulators. In addition, our agreements with key employees contain change of control provisions, such as requiring a one-time cash payments in an amount equal to two to three times the key employee’s highest annual cash compensation, that may in certain circumstances make more difficult or discourage a change in control of Horace Mann.

USE OF PROCEEDS

      The selling securityholders will receive all of the proceeds from the sale of the notes and underlying common stock under this prospectus. We will not receive any of the proceeds from the sales by any selling securityholders of notes or the underlying common stock.

PRICE RANGE AND DIVIDEND HISTORY OF OUR COMMON STOCK

      Our common stock began trading on the New York Stock Exchange in November 1991 under the symbol “HMN.” On August 12, 2002, the last reported sale price of the common stock on the NYSE was $16.00 per share. The following table sets forth for the periods indicated below the high and low sales prices for our common stock as reported on the NYSE Composite Tape.

	High	Low	Dividend Paid

Fiscal Year Ended December 31, 2000
Quarter ended March 31	$21.00	$12.625	$0.105
Quarter ended June 30	$18.625	$12.625	$0.105
Quarter ended September 30	$16.50	$12.00	$0.105
Quarter ended December 31	$22.1875	$14.0625	$0.105
Fiscal Year Ended December 31, 2001
Quarter ended March 31	$21.375	$15.25	$0.105
Quarter ended June 30	$21.75	$14.80	$0.105
Quarter ended September 30	$22.05	$15.72	$0.105
Quarter ended December 31	$22.40	$16.25	$0.105
Fiscal Year Ended December 31, 2002
Quarter ended March 31, 2002	$23.00	$19.35	$0.105
Quarter ended June 30, 2002	$24.08	$17.45	$0.105
Quarter ended September 30, 2002 (through August 12)	$18.86	$14.00	N/A

      For the quarters ending March 31, 2002 and June 30, 2002 and each of the four quarters for the fiscal years ending December 31, 2000 and December 31, 2001 we have paid a $0.105 per share cash dividend. We expect to pay comparable dividends in the future. However, any future cash dividends will depend upon our results of operations, financial conditions, cash requirements, the availability of a surplus and such other factors as our board of directors may deem relevant. See “Risk Factors.”

DESCRIPTION OF THE NOTES

      The notes were issued under an indenture, dated May 14, 2002, between Horace Mann Educators Corporation, as issuer, and JPMorgan Chase Bank, as trustee. The terms of the notes include those provided in the indenture and those provided in the registration rights agreement, between us and the initial purchasers, dated May 14, 2002. The notes constitute senior debt securities under the indenture. The following summarizes the material provisions of the notes and does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture, the registration rights agreement and the notes, which we urge you to read because they define your rights as a note holder. A copy of the indenture and the registration rights agreement have been filed with the Securities and Exchange Commission as exhibits to this registration statement. As used in this description of notes, the words “we,” “us,” “our” or “Horace Mann” refer only to Horace Mann Educators Corporation and do not include any current or future subsidiary of Horace Mann Educators Corporation.

General

      The notes are limited to $353,500,000 aggregate principal amount at maturity. The notes will mature on May 14, 2032. The principal amount at maturity of each note is $1,000. The notes will be payable at the principal corporate trust office of the paying agent, which is the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

      The notes bear cash interest at the rate of 1.425% per year on the principal amount at maturity from the issue date, or from the most recent date to which interest has been paid or provided for, until May 14, 2007. During such period, cash interest is payable semiannually in arrears on May 14 and November 14 of each year, commencing on November 14, 2002, to holders of record at the close of business on April 29 or October 30 immediately preceding such interest payment date. Each payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day.

      The notes were sold to the initial purchasers at a substantial discount from their $1,000 principal amount at maturity. The notes were issued at an issue price of $475.00 per note. Beginning May 14, 2007, for non-tax purposes the notes will accrue original issue discount while they remain outstanding at a rate of 3% per year. Original issue discount is the difference between the issue price and the principal amount (or stated redemption price for federal income tax purposes) at maturity of a note. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months.

      The notes are debt instruments subject to the contingent payment debt regulations. The notes were issued with original issue discount for United States federal income tax purposes. Even if we do not pay any contingent cash interest on the notes, holders are required to include accrued tax original issue discount (including the portion of the tax original issue discount represented by cash interest payments) in their gross income for federal income tax purposes as it accrues from May 14, 2002. The rate at which the tax original issue discount accrues will exceed the stated yield of 3% for accrued original issue discount. See “Material United States Federal Income Tax Consequences.”

      Original issue discount or cash interest, as the case may be, will cease to accrue on a note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a note that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

      Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Ranking of the Notes

      The notes are senior unsecured and unsubordinated obligations of Horace Mann and rank equal in right of payment to all of our other senior unsecured and unsubordinated indebtedness. The notes are effectively subordinated to any future secured indebtedness to the extent of the assets securing such indebtedness. In addition, we are structured as a holding company, and we conduct most of our business operations through our subsidiaries. The notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our subsidiaries which are distinct legal entities having no obligation to pay any amounts pursuant to the notes or to make funds available therefor. In addition, since our subsidiaries are insurance companies, their ability to pay dividends to us is subject to regulatory limitations. See “Risk Factors — Risks Related to the Offering — We are a holding company, and we may not have access to the cash that is needed to make payment on the notes.”

      As of July 31, 2002, Horace Mann had no secured indebtedness outstanding and $212.8 million of senior unsecured indebtedness outstanding, which was comprised of $167.9 million of indebtedness related to these notes and $44.9 million of indebtedness related to our 6 5/8% Senior Notes due 2006.

Conversion Rights

      A holder may convert a note in integral multiples of $1,000 principal amount at maturity, into common stock only if the conditions for conversion described below are satisfied. In addition, a holder may convert a note only until the close of business on the second business day prior to the redemption date if we call a note for redemption. A note for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      For each $1,000 principal amount of notes surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 17.763 shares of our common stock, subject to adjustment upon the occurrence of certain events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date. Upon a conversion, we have the option to deliver cash or a combination of cash and shares of our common stock for the notes surrendered as described below. The ability to surrender notes for conversion expires at the close of business on May 14, 2032.

      To convert a note into shares of common stock, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

      On conversion of a note, a holder will not receive any cash payment of interest representing accrued original issue discount or any accrued cash interest or, except as described below, contingent cash interest. Instead, accrued original issue discount or accrued cash interest or contingent cash interest will be deemed paid by the shares of common stock received by the holder on conversion. Delivery to the holder of the full number of shares of common stock into which the note is convertible, together with any cash payment of such holder’s fractional shares, will thus be deemed:

•	to satisfy our obligation to pay the principal amount at maturity of the note;

•	to satisfy our obligation to pay accrued original issue discount or accrued cash interest attributable to the period from the issue date through the conversion date; and

•	to satisfy our obligation to pay accrued contingent interest, if any, attributable to the most recent accrual date.

      As a result, accrued original issue discount or accrued cash interest is deemed paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued cash interest, if any, will be payable upon any conversion of notes at the option of the holder made concurrently with or after acceleration of the notes following an event of default described under “— Events of Default and Acceleration” below. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes (except notes called for redemption) upon surrender must be accompanied by funds equal to the amount of such payment.

      If contingent cash interest is payable to holders of notes during any particular six-month period, and such notes are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, holders of such notes at the close of business on the accrual or record date will receive the contingent cash interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of contingent cash interest payable on the principal amount of notes so converted, unless such notes have been called for redemption, in which case no such payment shall be required.

      The conversion rate will not be adjusted for accrued original issue discount, accrued cash interest, any contingent cash interest or interest payable upon occurrence of a tax event. A certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering notes for conversion, see “Material United States Federal Income Tax Consequences.”

      In lieu of delivery of shares of our common stock upon notice of conversion of any notes (for all or any portion of the notes), we may elect to pay holders surrendering notes a combination of cash and shares of our common stock or an amount in cash per note (or a portion of a note) based on the average sale price of our common stock for the five consecutive trading days immediately following either (i) the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus, or (ii) the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under “— Redemption of Notes at Our Option.” If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of shares of our common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under “— Events of Default and Acceleration” below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes or portion of a note (other than cash for fractional shares).

      We will adjust the conversion rate for:

(i) dividends or distributions on our common stock payable in our common stock or other capital stock of Horace Mann;

(ii) subdivisions, combinations or certain reclassifications of shares of our common stock;

(iii) distributions to all holders of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days of issuance of the notes at less than the then current sale price;

(iv) distributions to the holders of our common stock of a portion of our assets (including shares of capital stock of a subsidiary) or debt securities issued by us or certain rights to purchase our securities; and

(v) cash dividends or other cash distributions to the holders of our common stock from current or retained earnings with an annualized amount per share exceeding 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution.

However, no adjustment to the conversion rate need be made if holders of the notes may participate in the transaction without conversion or in certain other cases.

      In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (iii), (iv) or (v) of the preceding paragraph, which, in the case of clause (iv) or (v), has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we are required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

      In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.

      The indenture permits us to increase the conversion rate from time to time.

      Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend upon:

•	a taxable distribution to holders of common stock that results in an adjustment of the conversion rate on the notes;

•	an increase in the conversion rate at our discretion; or

•	failure to adjust the conversion rate in some instances.

See “Material United States Federal Income Tax Consequences.”

      If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into shares of our common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Horace Mann or another person which the holder would have received if the holder had converted the holder’s note immediately prior to the transaction.

      The conversion agent will, on our behalf, determine if the notes are convertible and notify the trustee and us accordingly. If the conditions to the conversion of the notes have been satisfied, we will promptly notify the holders of the notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

      Conversion Based on Common Stock Price. Holders may surrender notes for conversion into shares of our common stock if as of the last day of any calendar quarter beginning with the quarter ending September 30, 2002, the closing sale price of our common stock for at least 20 trading days in a period of

30 consecutive trading days ending on the last trading day of such calendar quarter is more than the following percentage of the accreted conversion price per share of common stock on the last day of such calendar quarter: (i) 120% until and including March 31, 2007 and (ii) declining 0.1% per calendar quarter thereafter to 110% on the last day of the calendar quarter ending March 31, 2032. Upon a conversion, we have the right to deliver cash or a combination of cash and shares of our common stock, as described below.

      The accreted conversion price per share as of any day will equal the sum of the issue price of a note plus the accrued original issue discount or accrued cash interest if any, divided by the number of shares of common stock issuable upon conversion of a note on that day, subject to any adjustments to the conversion rate through that day. The closing sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a national securities exchange, as reported by the Nasdaq or otherwise as provided in the indenture.

      The conversion trigger price per share of our common stock in respect of each of the first 20 fiscal quarters following issuance of the notes is $32.09. This conversion trigger price reflects the accreted conversion price per share of common stock multiplied by 120%. Thereafter, the accreted conversion price per share of common stock increases each fiscal quarter by the accreted original issue discount for the quarter. The conversion trigger price per share for the fiscal quarter beginning April 1, 2032 is $61.71. The foregoing conversion trigger prices assume that no events have occurred that would require an adjustment to the conversion rate.

      Conversion Rights Based on Credit Ratings Downgrade. Holders may also surrender notes for conversion during any period in which the credit rating assigned to the notes is Ba2 or lower by Moody’s Investors Service, Inc. or BB+ or lower by Standard & Poor’s Corporation, the notes are no longer rated by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or the credit rating assigned to the notes has been suspended or withdrawn by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation. The notes will cease to be convertible pursuant to this paragraph during any period or periods in which all of the credit ratings are increased above such levels.

      Conversion Based on Redemption. A holder may surrender for conversion a note in integral multiples of $1,000 principal amount at maturity called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      A “business day” is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A “trading day” is any day on which the NYSE is open for trading or, if the applicable security is quoted on the Nasdaq, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

      Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until the date that is 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note into shares of our common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of Horace Mann or another person which the holder would have received if the holder had converted the holder’s notes immediately prior to the transaction. If such transaction also constitutes a change in control of Horace Mann, the holder will be able to require us to purchase all or a portion of such holder’s notes as described under “— Change in Control Permits Purchase of Notes by Horace Mann at the Option of the Holder.”

Contingent Cash Interest

      Subject to the accrual and record date provisions described below, we will pay contingent cash interest to the holders of the notes during any six-month period commencing after May 14, 2007 if the average market price of a note for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the issue price, accrued original issue discount and accrued cash interest, if any, for a note to the day immediately preceding the first day of the applicable six-month period.

      During any period when contingent cash interest shall be payable, the contingent cash interest payable per note in respect of any quarterly period within any such six-month period will equal the greater of (i) $0.105 multiplied by the then applicable conversion rate and (ii) any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but whose payment date falls within such six-month period, then the five trading day period for determining the average market price of a note will be the five trading days ending on the third trading day immediately preceding such record date. For United States federal income tax purposes, the notes constitute contingent payment debt instruments.

      Contingent cash interest, if any, will accrue and be payable to holders of notes as of the 15th day preceding the last day of the relevant six-month period, or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holders of notes as of the record date for the related common stock dividend. If we only pay a regular cash dividend on our common stock during one quarter within the relevant six-month period, the remaining contingent cash interest will accrue and be payable as of the 15th day preceding the last day of the relevant six-month period. We will make contingent cash interest payments on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during the relevant six-month period, on the payment date for the related common stock dividend. Original issue discount will continue to accrue at the yield to maturity whether or not contingent cash interest is paid.

      Regular cash dividends mean quarterly or other periodic cash dividends on our common stock as declared by our board of directors as part of its cash dividend payment practices and that are not designated by it as extraordinary or special or other nonrecurring dividends.

      The market price of a note on any date of determination means the average of the secondary market bid quotations per note obtained by the bid calculation agent for $5 million principal amount at maturity of notes at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

•	at least three such bids are not obtained by the bid calculation agent; or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes,

then the market price of the note will equal (i) the then applicable conversion rate of the notes multiplied by (ii) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

      The bid calculation agent is JPMorgan Chase Bank, the trustee. We may change the bid calculation agent, but the bid calculation agent will not be our affiliate. The bid calculation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the notes.

      Upon determination that note holders will be entitled to receive contingent cash interest during a relevant six-month period, we will issue a press release and publish such information on our website as soon as practicable.

Redemption of Notes at Our Option

      No sinking fund is provided for the notes. Prior to May 14, 2007, we cannot redeem the notes at our option. Beginning on May 14, 2007, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of notes.

      If redeemed at our option, the notes will be redeemed at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on such notes to the applicable redemption date. The table below shows the redemption prices of a note on May 14, 2007, on each May 14 thereafter prior to maturity and at maturity on May 14, 2032. In addition, the redemption price of a note that is redeemed between the dates listed below would include an additional amount reflecting the additional accrued original issue discount that has accrued on such note since the immediately preceding date in the table below.

	(1)	(2)	(3)
	Note	Accrued Original	Redemption
Redemption Date	Issue Price	Issue Discount	Price (1) + (2)

May 14:
2007	$475.00	$0.00	$475.00
2008	475.00	14.36	489.36
2009	475.00	29.15	504.15
2010	475.00	44.39	519.39
2011	475.00	60.09	535.09
2012	475.00	76.26	551.26
2013	475.00	92.92	567.92
2014	475.00	110.09	585.09
2015	475.00	127.77	602.77
2016	475.00	145.99	620.99
2017	475.00	164.76	639.76
2018	475.00	184.10	659.10
2019	475.00	204.02	679.02
2020	475.00	224.54	699.54
2021	475.00	245.69	720.69
2022	475.00	267.47	742.47
2023	475.00	289.91	764.91
2024	475.00	313.03	788.03
2025	475.00	336.85	811.85
2026	475.00	361.39	836.39
2027	475.00	386.67	861.67
2028	475.00	412.71	887.71
2029	475.00	439.54	914.54
2030	475.00	467.18	942.18
2031	475.00	495.66	970.66
At stated maturity	475.00	525.00	1,000.00

      If we convert the notes to semiannual coupon notes following the occurrence of a tax event, the notes will be redeemable at the restated principal amount plus accrued interest from the date of the conversion through the redemption date. However, in no event may the notes be redeemed prior to May 14, 2007. For more information on this optional conversion, see “— Optional Conversion to Semiannual Coupon Notes upon Tax Event.”

      If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be part of the portion of notes selected for redemption.

Purchase of Notes by Horace Mann at the Option of the Holder

      On the purchase dates of May 14, 2007, May 14, 2012, May 14, 2017, May 14, 2022 and May 14, 2027, we may, at the option of the holder, be required to purchase, at the purchase price set forth below plus accrued cash interest, if any, to the purchase date, all or a portion of such holder’s outstanding notes for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

      The purchase price of a note will be:

•	$475.00 per note on May 14, 2007;

•	$551.26 per note on May 14, 2012;

•	$639.76 per note on May 14, 2017;

•	$742.47 per note on May 14, 2022; and

•	$861.67 per note on May 14, 2027.

The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount, if any, on such notes as of the applicable purchase date.

      If prior to a purchase date the notes have been converted to semiannual coupon notes following the occurrence of a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid cash interest from the date of the conversion to the purchase date. For more information on this optional conversion, see “— Optional Conversion to Semiannual Coupon Notes upon Tax Event.”

      We are required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

•	the amount of the purchase price;

•	whether we will pay the purchase price of the notes in cash or common stock or any combination thereof, specifying the percentages of each;

•	if we elect to pay in common stock, the calculation of the market price of the common stock; and

•	the procedures that holders must follow to require us to purchase their notes.

      The purchase notice given by each holder electing to require us to purchase notes shall state:

•	the certificate numbers of the holder’s notes to be delivered for purchase;

•	the portion of the principal amount at maturity of notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes; and

•	in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

•	to withdraw the purchase notice as to some or all of the notes to which it relates; or

•	to receive cash in respect of the entire purchase price for all notes or portions of notes subject to such purchase notice.

      If the purchase price for the notes subject to the purchase notice is ultimately to be paid to a holder entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, a holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all such notes unless such holder has properly notified us of its election to withdraw the purchase notice.

      Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal shall state:

•	the principal amount at maturity being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount at maturity, if any, of the notes that remain subject to the purchase notice.

      We may, at our option, elect to pay the purchase price in cash or shares of our common stock, or any combination thereof. If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares we deliver will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock. We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver shares of our common stock in payment, in whole, or in part, of the purchase price. For a discussion of the tax treatment of a holder receiving cash, shares of our common stock or any combination thereof, see “Material United States Federal Income Tax Consequences.”

      The market price of our common stock shall be an amount equal to the average of the sale prices of our common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date, or, if such business day is not a trading day, then on the last trading day prior to such business day, appropriately adjusted to take into account any occurrence that would result in an adjustment of the conversion rate with respect to the common stock. See “— Conversion Rights” for a description of the manner in which the sale price of our common stock is determined.

      Because the market price of our common stock is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the shares of our common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

      Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will promptly issue a press release and publish such information on our website.

      Our right to purchase notes, in whole or in part, with shares of our common stock is subject to our satisfying various conditions, including:

•	listing the common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on the Nasdaq;

•	the registration of the shares of our common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of the holder entirely in cash. See “Material United States Federal Income Tax Consequences.” We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

      In connection with any purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

      Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made as soon as practicable following the later of the purchase date or the time of delivery of the note.

      If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and cash interest or original issue discount on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

      No notes may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Change in Control Permits Purchase of Notes by Horace Mann at the Option of the Holder

      In the event of a change in control of Horace Mann, each holder has the right, at the holder’s option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s notes. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

      We are required to purchase the notes as of a date no later than 30 business days after the occurrence of such change in control at a cash price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on such note to such date of purchase.

      If prior to such date of purchase upon a change in control the notes have been converted to semiannual coupon notes following the occurrence of a tax event, we are required to purchase the notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to such date of purchase.

      Within 15 days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

•	the events causing a change in control;

•	the date of such change in control;

•	the last date on which the purchase right may be exercised;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate resulting from such change in control;

•	that notes with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

•	the certificate numbers of the notes to be delivered by the holder;

•	the portion of the principal amount at maturity of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the notes.

      Any such change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The notice of withdrawal shall state:

•	the principal amount at maturity being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount at maturity, if any, of the notes that remain subject to a change in control purchase notice.

      Payment of the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of this change in control purchase price for such note will be made promptly following the later of the change in control purchase date or the time of delivery of such note.

      If the paying agent holds money sufficient to pay the change in control purchase price of the note on the business day following the change in control purchase date in accordance with the terms of the indenture, then immediately after the change in control purchase date, cash interest or original issue discount on the note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

      Under the indenture, a “change in control” of Horace Mann is deemed to have occurred upon the occurrence of any of the following:

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our and our subsidiaries’ assets, taken as a whole, to any person or group;

•	the adoption of a plan relating to our liquidation or dissolution;

•	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person or group becomes the beneficial owner, directly or indirectly, of more than 50% of the voting power of our outstanding voting stock; or

•	the first day on which more than a majority of the members of our board of directors are not continuing directors.

      “Continuing directors” means any member of our board of directors who:

•	was a member of our board of directors on the date of original issuance of the notes; or

•	was nominated for election to our board of directors with the approval of, or whose election to our board of directors was ratified by, at least a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

      The indenture does not permit our board of directors to waive our obligation to purchase notes at the option of holders in the event of a change in control.

      In connection with any purchase offer in the event of a change in control, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

      The change in control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of Horace Mann. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of common stock;

•	to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

•	part of a plan by management to adopt a series of anti-takeover provisions.

      Instead, the change in control purchase feature is a standard term contained in other offerings of securities similar to the notes that have been marketed by the underwriters. The terms of the change in control purchase feature resulted from negotiations between the underwriters and us.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our or our subsidiaries’ outstanding indebtedness.

      No notes may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Events of Default and Acceleration

      The following are events of default under the indenture:

•	default in the payment of any principal amount (including accrued original issue discount and, if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount) at maturity, redemption price, purchase price, or change in control purchase price due with respect to the notes, when the same become due and payable;

•	default in payment of any interest under the notes, which default continues for 30 days;

•	our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the notes, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

•	default in the payment of principal when due or resulting in acceleration of our other indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million, and such acceleration has not been rescinded or annulled within a period of 10 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount at maturity of the notes; or

•	certain events of bankruptcy, insolvency or reorganization affecting us.

      If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare the issue price of the notes plus the original issue discount on the notes accrued through the date of such declaration, and any accrued and unpaid cash interest (or, if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount, plus accrued interest) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the notes plus the original issue discount accrued thereon, together with any accrued cash interest (or, if the notes have been converted to semiannual coupon notes following a tax event, the restated principal amount, plus accrued interest) through the occurrence of such event shall automatically become and be immediately due and payable.

Mergers and Sales of Assets

      The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entity to another person unless:

•	the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation (if other than us) assumes all our obligations under the notes and the indenture;

•	after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

•	other conditions described in the indenture are met.

      Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control of Horace Mann, permitting each holder to require us to purchase the notes of such holder as described above.

Optional Conversion to Semiannual Coupon Notes upon Tax Event

      From and after the date of the occurrence of a tax event subsequent to May 14, 2007, we shall have the option to elect to have interest in lieu of future accrued original issue discount accrue at 3% per year on a principal amount per note equal to the sum of the issue price and accrued original issue discount on such note on the date of the tax event or the date on which we exercise such option, whichever is later.

      Such interest shall accrue from the option exercise date, and shall be payable semiannually on the interest payment dates of May 14 and November 14 of each year to holders of record at the close of business on April 29 or October 30 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest, if applicable, has been paid or provided for or, if no interest is payable or has been paid or provided for, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount or cash interest, if any, the redemption price, purchase price and change in control purchase price on the notes will be adjusted. However, there will be no change in the holder’s conversion rights.

      A “tax event” means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date the notes initially were issued, as a result of:

•	any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein; or

•	any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date the notes initially were issued, there is more than an insubstantial risk that accrued original issue discount payable on the notes either:

•	would not be deductible on a current accrual basis; or

•	would not be deductible under any other method;

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

      The Clinton administration previously proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. Congress did not enact those proposed changes. It is not certain what the views of the Bush administration are on this issue and we cannot assure you that the same or a similar proposal will not be proposed and enacted.

      If a similar proposal were ever enacted and made applicable to the notes in a manner that would limit our ability to either:

•	deduct the interest, including the accrued original issue discount, payable on the notes on a current accrual basis; or

•	deduct the interest, including accrued original issue discount, payable on the notes under any other method for United States federal income tax purposes,

such enactment would result in a tax event and the terms of the notes would be subject to modification at our option as described above.

      The modification of the terms of notes by us upon a tax event as described above could possibly alter the timing of income recognition by holders of the notes with respect to the semiannual payments of interest due on the notes after the date on which we exercise our option to pay interest in lieu of accrued original issue discount or accrued cash interest, if any, on the notes.

Modification

      The trustee and we may modify or amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the notes then outstanding. However, the consent of the holders of each outstanding note would be required to:

•	alter the manner of calculation or rate of accrual of original issue discount or interest on any note or change the time of payment;

•	make any note payable in money or securities other than that stated in the note;

•	change the stated maturity of any note;

•	reduce the principal amount at maturity, restated principal amount, issue price, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any note;

•	make any change that adversely affects the rights of a holder to convert any note;

•	make any change that adversely affects the right to require us to purchase a note;

•	impair the right to institute suit for the enforcement of any payment with respect to the notes or with respect to conversion of the notes; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.

      Without the consent of any holder of notes, the trustee and we may enter into supplemental indentures for any of the following purposes:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes;

•	to cure any ambiguity or inconsistency in the indenture; or

•	to make any change that does not adversely affect the rights of any holder of the notes.

      The holders of a majority in principal amount at maturity of the outstanding notes may, on behalf of all the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; or

•	waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the Indenture

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

      We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the average market prices of the notes and of our common stock and amounts of contingent cash interest payments, if any, payable on the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

      If a bankruptcy proceeding is commenced in respect of Horace Mann, the claim of a holder of a note is, under Title 11 of the United States Code, limited to the issue price of the note plus that portion of the original issue discount, together with any unpaid cash interest or contingent cash interest, that has accrued from the date of issue to the commencement of the proceeding.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

      JPMorgan Chase Bank is the trustee, registrar, paying agent and conversion agent under the indenture for the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business. The holders of a majority in aggregate principal amount at maturity of the notes at the time outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines in good faith is unduly prejudicial to the rights of other noteholders or would involve the trustee in personal liability unless the trustee is offered indemnity satisfactory to it. Furthermore, the trustee may refuse to enforce the indenture or the notes unless it receives indemnity or security reasonably satisfactory to it.

      The notes are effectively subordinated to the prior claim of the trustee to receive compensation and reimbursement for reasonable expenses, disbursements and advances and to be indemnified by us as provided in the indenture. Pursuant to the indenture, we have agreed to indemnify the trustee and its agents for, and to hold them harmless against, any loss, liability or expense (including reasonable attorney’s fees and expenses and taxes (other than taxes based upon, measured by or determined by the income of the trustee)) incurred without negligence or bad faith on their part, arising out of or in connection with the acceptance or administration of this trust, including the reasonable costs and expenses of defending itself against any claim (whether asserted by us, a noteholder or any other person) or liability in connection with the exercise or performance of any of its powers or duties hereunder.

Book-Entry System

      The notes initially were issued in the form of global securities without coupons held in fully registered book-entry form. DTC or its nominee, Cede & Co., is the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture. Horace Mann and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

      Notes represented by a global security will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

•	a default under the indenture occurs and is continuing.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the initial purchasers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Registration Rights

      When we issued the notes we entered into a registration rights agreement with the initial purchasers. As required under that agreement, we have filed with the Securities and Exchange Commission, at our expense, a shelf registration statement, of which this prospectus forms a part, covering the resale of the notes and the shares of our common stock issuable upon conversion of the notes. Under the terms of the registration rights agreement, we have agreed to use reasonable efforts to keep the shelf registration statement effective until the earlier of (i) May 14, 2004, (ii) the sale pursuant to the shelf registration statement of all the notes and the shares of common stock issuable upon conversion of the notes and (iii) the expiration of the holding period applicable to such securities held by persons that are not affiliates of Horace Mann under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. We are permitted to suspend the use of a prospectus that is part of a shelf registration statement under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period.

      We have agreed to pay predetermined liquidated damages as described herein (“liquidated damages”) to holders of the notes and holders of shares of common stock issuable upon conversion of the notes if the prospectus is unavailable for the periods in excess of those permitted above. Such liquidated damages shall accrue until such failure to file or become effective or unavailability is cured, (i) in respect of any notes, at a rate per year equal to 0.25% for the first 90 day period after the occurrence of such event and 0.5% thereafter of the applicable principal amount (as defined below) thereof and, (ii) in respect of any shares of common stock issued upon conversion at a rate per year equal to 0.25% for the first 90 day period and 0.5% thereafter of the then applicable conversion price (as defined below). So long as the unavailability continues, we will pay liquidated damages in cash on May 14 and November 14 of each year to the holders of record of the notes or shares of common stock on the immediately preceding April 29 or October 30. When such registration default is cured, accrued and unpaid liquidated damages will be paid in cash to the record holder as of the date of such cure.

      A holder who sells notes and shares of common stock issued upon conversion of the notes pursuant to the shelf registration statement generally is required to be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions. We will pay all expenses of a shelf registration statement, provide to each registered holder copies of such prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes and the shares of common stock issued upon conversion of the notes.

      The term “applicable principal amount” means, as of any date of determination, with respect to each $1,000 principal amount at maturity of notes, the sum of the initial issue price of such notes plus accrued original issue discount and any accrued cash interest with respect to such notes through such date of determination or, if no notes are then outstanding, such sum calculated as if such notes were then outstanding.

      The term “applicable conversion price” means, as of any date of determination, the applicable principal amount per $1,000 principal amount at maturity of notes as of such date of determination divided by the conversion rate in effect as of such date of determination or, if no notes are then outstanding, the conversion rate that would be in effect were notes then outstanding.

      Under the terms of the registration rights agreement, we agreed to give notice to all holders of the filing and effectiveness of a shelf registration statement by release made to Reuters Economic Services and

Bloomberg Business News or other reasonable means of distribution. A holder who sells those securities pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in this prospectus (or a supplement to this prospectus) and to deliver a prospectus (together with any prospectus supplement) to purchasers. The holder also is bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions).

DESCRIPTION OF OUR CAPITAL STOCK

      Our authorized capital stock consists of 75,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

      As of July 31, 2002, there were 40,848,319 shares of common stock outstanding, net of 19,341,296 shares of treasury stock, held of record by approximately 5,000 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably those dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, our dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be issued upon the conversion of the notes, fully paid and nonassessable. Our common stock is listed on the New York Stock Exchange under the symbol “HMN.”

Preferred Stock

      There are no shares of preferred stock currently outstanding. The board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock, $0.001 par value per share, in one or more series and to fix the powers, preferences, privileges, rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors’ authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control in us. We have no present plan to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware General Corporation Law

      We are subject to Section 203 of the Delaware general corporation law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Limitations on Liability and Indemnification of Officers and Directors

      Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, none of our directors will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duties. The provision effectively eliminates our rights and the rights of our stockholders to recover monetary damages against a director for breach of fiduciary duty as a director. This provision does not, however, exonerate directors from liability under federal securities laws or for (1) breach of a director’s duty of loyalty to us or to our stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (3) specified willful or negligent acts relating to the payment of dividends or the repurchase or redemption of securities or (4) any transaction from which a director has derived an improper personal benefit. Our amended and restated bylaws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law.

Transfer Agent and Registrar

      American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

      This is a summary of certain material United States federal income tax consequences relevant to holders of the notes and, where noted, common stock issuable upon conversion or repurchase of the notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed Treasury regulations now in effect, all of which are subject to change (possibly with retroactive effect) or differing interpretations. The discussion below deals only with notes and common stock held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, partnerships or other entities classified as partnerships for United States federal income tax purposes, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, persons who hold the notes whose functional currency is not the United States dollar or persons holding notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedge,” “conversion” or other risk-reduction transaction for tax purposes. Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes or our common stock arising under the laws of any state, local, foreign or other taxing jurisdiction.

      We do not address all of the tax consequences that may be relevant to a holder of notes. In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of notes or common stock;

•	the United States federal estate (other than with respect to Non-United States Holders, as defined below), gift or alternative minimum tax consequences of the purchase, ownership or disposition of notes or common stock; and

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of notes or common stock.

      No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

      We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of notes and common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

      We have received an opinion from our counsel, Gibson, Dunn & Crutcher LLP, that the notes will be treated as indebtedness for United States federal income tax purposes and that the notes will be subject to the Treasury regulations governing contingent payment debt instruments (to which we refer as the “contingent debt regulations”). Pursuant to the terms of the indenture, we and every holder agree (in the absence of administrative pronouncement or judicial ruling to the contrary), for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the contingent debt regulations and to be bound by our application of the contingent debt regulations to the notes, including generally our determination of the rate at which interest will be deemed to accrue on the notes (and the related “projected payment schedule” determined by us as described below).

      The proper application of the contingent debt regulations to the notes is not entirely certain, and no assurance can be given that the IRS will not assert that the notes should be treated differently. A different treatment from that described below could affect the amount, timing, source and character of income, gain or loss with respect to an investment in the notes. In particular, it might be determined that a holder should not accrue interest income in excess of the initial yield to maturity, should not recognize income or gain upon the conversion of a note and should recognize capital gain or loss upon a taxable disposition of a note. Accordingly, holders are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the notes (including alternative characterizations of the notes) and with respect to any tax consequences arising under the laws of any state, local, foreign, or other taxing jurisdiction.

      The remainder of this discussion assumes that the notes are treated as indebtedness subject to the contingent debt regulations.

United States Holders

      For purposes of this discussion, a United States Holder is a beneficial owner of the notes or common stock who or which is:

•	a citizen or individual resident of the United States for United States federal income tax purposes;

•	a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, may also be treated as United States Holders.

     Accrual of Interest on the Notes

      Pursuant to the contingent debt regulations, United States Holders of the notes are required to accrue interest income on the notes on a constant-yield basis, as described below, regardless of whether such holders use the cash or accrual method of tax accounting. Accordingly, United States Holders are required to include interest in income each year in excess of the accruals on the notes for non-tax purposes and in excess of any interest payments actually received in that year.

      The contingent debt regulations provide that a United States Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

(i) the product of (a) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (b) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

(ii) divided by the number of days in the accrual period; and

(iii) multiplied by the number of days during the accrual period that the United States Holder held the notes.

      A note’s issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the notes.

      We intend to take the position that the “comparable yield” on the notes is 6.90%, which is the annual yield we believe we would have paid, as of the initial issue date of the notes, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to the notes. The precise manner of calculating the comparable yield is not entirely clear. There can be no assurance that the IRS will not challenge our calculation of the comparable yield or that such challenge will not be successful.

      The contingent debt regulations require that we provide to United States Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments (to which we refer as “projected payments”) on the notes. This schedule must produce a yield to maturity that equals the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the projected growth of dividends and in the value of the common stock.

      The comparable yield and the projected payment schedule are set forth in the indenture. United States Holders also may obtain the projected payment schedule by submitting a written request for such information to us at: Horace Mann Educators Corporation, Investor Relations C-120, 1 Horace Mann Plaza, Springfield, Illinois 62715.

      For United States federal income tax purposes, a United States Holder must use the comparable yield and the projected payment schedule in the indenture in determining its interest accruals and the adjustments thereto (described below) in respect of the notes unless such United States Holder timely discloses and justifies the use of other estimates to the IRS. A United States Holder that determines its own comparable yield or projected payment schedule also must establish that our comparable yield or projected payment schedule is unreasonable.

      The comparable yield and the projected payment schedule are not used for any purpose other than to determine a holder’s interest accruals and adjustments thereto in respect of the notes for United States federal income tax purposes. They do not constitute a projection or representation regarding the actual amounts payable on the notes or the value at any time of the common stock into which the notes may be converted.

      We may be required to make payments of liquidated damages if the prospectus is unavailable for a period exceeding 45 days in any 3-month period or exceeding 120 days in any 12-month period, as described under “Description of Notes — Registration Rights.” We intend to take the position for United States federal income tax purposes that any payments of liquidated damages with respect to the notes should be taxable to United States Holders as additional ordinary income when received or accrued, in accordance with their method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that liquidated damages will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable United States Treasury regulations. Our determination that such possibility is a remote or incidental contingency is binding on holders of the notes, unless they explicitly disclose that they are taking a different position to the IRS on their tax returns for the year during which they acquire the note. The IRS could take a contrary position from that described above, which could affect the timing and character of both United States Holders’ income from the notes and our deduction with respect to the payments of liquidated damages.

      If the prospectus is unavailable for such periods, United States Holders should consult their tax advisors concerning the appropriate tax treatment of the payment of liquidated damages with respect to the notes and common stock into which the notes are convertible.

     Adjustments to Interest Accruals on the Notes

      If, during any taxable year, a United States Holder of notes receives actual payments with respect to such notes that, in the aggregate, exceed the total amount of projected payments for that taxable year, the

United States Holder will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. The United States Holder will treat a “net positive adjustment” as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property (including common stock received upon conversion or repurchase of the notes) received in that year.

      If a United States Holder receives in a taxable year actual payments with respect to the notes that, in the aggregate, are less than the amount of projected payments for that taxable year, the United States Holder will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This negative adjustment will (i) reduce the United States Holder’s interest income on the notes for that taxable year, and (ii) to the extent of any excess after the application of (i), give rise to an ordinary loss to the extent of the United States Holder’s interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, conversion or retirement of the notes.

     Purchasers of Notes at a Price Other Than the Adjusted Issue Price

      If a United States Holder purchases a note for an amount that differs from the adjusted issue price of the notes at the time of the purchase, such holder will be required to accrue interest income on the note in accordance with the projected payment schedule based on the comparable yield even if market conditions have changed since the date of issuance. The rules for accruing bond premium, acquisition premium, and market discount will not apply; instead, a United States Holder must reasonably determine whether the difference between the purchase price for a note and the adjusted issue price of such note is attributable to a change in expectations as to the contingent amounts potentially payable in respect of the notes, a change in interest rates since the notes were issued, or both, and allocate reasonably the difference according to such determination. To the extent that the difference between purchase price and adjusted issue price is attributable to a change in interest rates, it must be allocated reasonably to the daily portions of interest over the remaining term of the notes. To the extent that such difference is attributable to a change in expectations as to the contingent amounts payable in respect of the notes, it must be allocated reasonably to the contingent payments based on the projected payment schedule.

      If the purchase price of a note is less than its adjusted issue price, the amount of the difference is treated as a positive adjustment on the date the daily portion of interest accrues or the contingent payment is made (depending on how such difference was allocated, as discussed in the preceding paragraph). This positive adjustment will increase (a) the amount of interest (including with respect to contingent payments) that the United States Holder otherwise would accrue and include in income each year or (b) the amount of ordinary income (or decrease the amount of ordinary loss) recognized upon redemption or maturity, or both. If the purchase price of a note is more than its adjusted issue price, the amount of the difference is treated as a negative adjustment on the date the daily portion of interest accrues or the contingent payment is made (depending on how such difference was allocated, as discussed above). This negative adjustment will decrease (a) the amount of interest (including with respect to contingent payments) that the United States Holder must include in income each year or (b) the amount of ordinary income (or increase the amount of ordinary loss) recognized upon redemption or maturity, or both. Any positive or negative adjustment that a United States Holder is required to make during its holding period as a result of purchasing a note at a price other than the note’s adjusted issue price will increase or decrease, respectively, such holder’s tax basis in the note.

      Certain United States Holders will receive Forms 1099-OID reporting interest accruals on their notes. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from a United States Holder’s purchase of a note at a price that differs from its adjusted issue price on the date of purchase.

      United States Holders are urged to consult their tax advisors as to whether, and how, the adjustments should be made to the amounts reported on any Form 1099-OID.

     Sale, Exchange, Conversion or Redemption of Notes

      Generally, the sale or exchange of a note or the redemption of a note for cash will result in taxable gain or loss to a United States Holder. As described above, our calculation of the comparable yield and the projected payment schedule for the notes, which generally is binding on holders of notes, includes the receipt of stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of common stock by a United States Holder upon (a) the conversion of a note or (b) a United States Holder’s exercise of a put right that we elect to pay in common stock as a payment under the contingent debt regulations. So viewed, a conversion of a note into common stock, or a repurchase where we elect to pay in common stock, also will result in taxable gain or loss to a United States Holder.

      The amount of gain or loss on a sale, exchange, conversion or redemption will be equal to the difference between (i) the amount of cash plus the fair market value of any other property received by the United States Holder, including the fair market value of any common stock received, and (ii) the United States Holder’s adjusted tax basis in the note.

      A United States Holder’s adjusted tax basis in a note generally will be equal to the United States Holder’s original purchase price for the note, increased by any interest income previously accrued by the United States Holder (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments that previously have been scheduled to be made in respect of the notes (without regard to the actual amount paid).

      Gain recognized upon a sale, exchange, conversion or redemption of a note generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter capital loss (which will be long-term if the note is held for more than one year). The deductibility of capital losses is subject to limitations.

      A United States Holder’s tax basis in common stock received upon a conversion of a note, or upon a United States Holder’s exercise of a put right that we elect to pay in common stock, will equal the then current fair market value of such common stock. The United States Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion or repurchase.

      Holders should consult their own tax advisors as to the applicability of the recapitalization rules to the exchange of a note for common stock and the determination of basis and holding period for such common stock under those rules. Such rules, if applicable, would not permit a holder to recognize any capital loss realized upon conversion of a note or receipt of stock upon our repurchase of a note and could affect other of the tax consequences of conversion outlined above.

     Constructive Dividends to Holders of Notes

      If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes were increased, such increase might be deemed to be the payment of a taxable dividend to holders of the notes.

      For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend generally would result in deemed dividend treatment to holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for common stock generally would not.

     Dividends on Common Stock

      If we make distributions on our common stock, those distributions generally will be treated as dividends to a United States Holder of our common stock to the extent of our current or accumulated earnings and profits as of the year of distribution, then as tax-free return of capital to the extent of the

United States Holder’s adjusted tax basis in the common stock and thereafter as gain from the sale or exchange of that stock.

     Disposition of Common Stock

      Upon the disposition of common stock received on conversion or repurchase of a note, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) the United States Holder’s adjusted tax basis in the common stock. That capital gain or loss will be long-term if the United States Holder’s holding period is more than one year. The deductibility of capital losses is subject to limitations.

     Backup Withholding and Information Reporting

      Information returns will be filed with the IRS and provided to United States Holders in connection with the accrual of original issue discount and payments on the notes or common stock and the proceeds from a sale or other disposition of the notes or common stock. A United States Holder may be subject to United States backup withholding on these payments at the rates specified in the Code if it fails to provide its taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided the required information is furnished to the IRS.

Non-United States Holders

      As used herein, the term “Non-United States Holder” means a beneficial holder of a note or common stock that is, for United States federal income tax purposes:

•	an individual who is classified as a nonresident for United States federal income tax purposes;

•	a foreign corporation; or

•	an estate or trust that is not a United States estate or trust, as described above.

     Notes

      Payments of contingent interest made to Non-United States Holders will not be exempt from United States federal income tax and, therefore, Non-United States Holders will be subject to withholding on such payments of contingent interest at a rate of 30%, subject to reduction (a) by an applicable treaty if the Non-United States Holder provides an IRS Form W-8BEN certifying that it is entitled to such treaty benefits or (b) upon the receipt of a Form W-8ECI from a Non-United States Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-United States Holder that is subject to the withholding tax should consult its own tax advisor as to whether it can obtain a refund for a portion of the withholding tax, either because some portion of the contingent interest represents a return of principal under the contingent debt regulations, or on some other grounds.

      All other payments on the notes made to a Non-United States Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the notes (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving certain types of interest; (ii) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States; and (iv) we are not and have not been a United States real property holding corporation (“USRPHC”) at any time within the five-year period preceding the disposition or the Non-United States Holder’s holding period, whichever is shorter. We believe that we are not and have never been, nor do we anticipate becoming, a USRPHC. If we become a USRPHC, so long as our common stock continues to be traded regularly on an established securities market, only a Non-United States Holder of notes with a fair market value on the date of their acquisition greater than 5% of the fair market value of our common stock will be subject to United States federal income tax on the sale or exchange of such notes.

      The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

      If a Non-United States Holder of a note were deemed to have received a constructive dividend (see “United States Holders — Constructive Dividends to Holders of Notes” above), the Non-United States Holder generally would be subject to United States withholding tax at a 30% rate (which generally would be satisfied by withholding subsequent payments on the notes) subject to reduction (a) by an applicable treaty if the Non-United States Holder provides an IRS Form W-8BEN certifying that it is entitled to such treaty benefits or (b) upon the receipt of a Form W-8ECI from a Non-United States Holder claiming that the payments are effectively connected with the conduct of a United States trade or business.

     Common Stock

      Dividends paid to a Non-United States Holder of common stock generally will be subject to withholding tax at a 30% rate subject to reduction (i) by an applicable treaty if the Non-United States Holder provides an IRS Form W-8BEN certifying that it is entitled to such treaty benefits or (ii) upon the receipt of a Form W-8ECI from a Non-United States Holder claiming that the payments are effectively connected with the conduct of a United States trade or business.

      A Non-United States Holder generally will not be subject to United States federal income tax on gain realized on the sale or exchange of common stock unless (i) the gain is effectively connected with the conduct of a trade or business of the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a non-resident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we are or have been a USRPHC at any time within the five-year period preceding the disposition or the Non-United States Holder’s holding period, whichever is shorter. We believe that we are not and have never been, nor do we anticipate becoming, a USRPHC. If we become a USRPHC, so long as our common stock continues to be traded regularly on an established securities market, only a Non-United States Holder who actually or constructively owns (or owned at any time during the five-year period ending on the date of disposition) more than 5% of our common stock will be subject to United States federal income tax on the sale or exchange thereof.

     Income Effectively Connected with a United States Trade or Business

      If a Non-United States Holder of notes or common stock is engaged in a trade or business in the United States, and if interest on the notes, dividends on the stock, or gain realized on the sale or exchange of the notes or common stock is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular United States federal income tax on interest, dividends and any gain realized on the sale or exchange of the notes or stock in the same manner as if it were a United States Holder. Such a Non-United States Holder will be required to provide the withholding agent with a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. In addition, if such a Non-United States Holder is a foreign corporation, it may be subject to a branch profits tax on its effectively connected income at a 30% rate or a lower rate as may be specified by an applicable tax treaty.

     United States Federal Estate Tax

      Notes held by an individual who at the time of death is not a citizen or resident of the United States, as specially defined for United States federal estate tax purposes, will not be includible in the decedent’s taxable estate for United States federal estate tax purposes (except to the extent a portion of the value of the notes appropriately is attributable to payments on the notes that are based on our dividends), provided that the holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to the notes (including original issue discount) would not have been effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States.

      Common stock held by an individual who at the time of death is not a citizen or resident of the United States, as specially defined for United States federal estate tax purposes, will be included in that individual’s estate for United States federal estate tax purposes, and the applicable rate of tax may be reduced if an estate tax treaty otherwise applies.

     Backup Withholding and Information Reporting

      Information returns will be filed annually with the IRS and provided to each Non-United States Holder with respect to any payments on the notes or common stock and the proceeds from their sale or other disposition that are subject to withholding or that are exempt from United States withholding tax pursuant to an income tax treaty or other reason. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-United States Holder resides. Under certain circumstances, the Internal Revenue Code imposes a backup withholding obligation. Dividends or interest paid to a Non-United States Holder of common stock or notes generally will be exempt from backup withholding if the Non-United States Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

      The payment of the proceeds from the disposition of common stock or notes to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock or notes to or through a non-United States office of a non-United States broker will not be subject to information reporting or backup withholding unless the non-United States broker has certain types of relationships with the United States (a “United States related person”). In the case of the payment of the proceeds from the disposition of common stock or notes to or through a non-United States office of a broker that is either a United States person or a United States related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-United States Holder and the broker has no knowledge or reason to know otherwise. Non-United States Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock or notes).

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder will be refunded or credited against the Non-United States Holder’s United States federal income tax liability, if any, if the Non-United States Holder provides the required information to the IRS.

Tax Event

      The modification of the terms of the notes by us upon a Tax Event as described in “Description of Notes — Optional Conversion to Semiannual Cash Pay Upon Tax Event,” could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

SELLING SECURITYHOLDERS

      The notes originally were issued by us and sold by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Credit Suisse First Boston Corporation as the initial purchasers in transactions exempt from the registration requirements of the Securities Act of 1933 to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the notes and the common stock into which the notes are convertible pursuant to this prospectus. The selling securityholders may offer all, some or none of the notes and the common stock into which the notes are convertible.

      The table below sets forth the name of each selling securityholder, the principal amounts of notes that may be offered by each selling securityholder under this prospectus and the number of shares of common stock into which the notes are convertible. The information is based on information provided to us by or on behalf of the selling securityholders on or prior to August 5, 2002. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided this information in transactions exempt from the registration requirements of the Securities Act of 1933. Information about the selling security holders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, as required.

      Because the selling securityholders may offer all or some portion of the notes or the common stock into which the notes are convertible, we cannot estimate the amount of notes or common stock that may be held by the selling securityholders upon the completion of any sales. For information on the procedure for sales by selling security holders, read the disclosure under the heading “Plan of Distribution” below.

      Some of the initial purchasers of the notes or their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings with us in the ordinary course of business. They have received customary fees and commissions for these transactions. An affiliate of Banc of America Securities LLC was the sole lender under our prior credit agreement, dated as of December 31, 1996, with Bank of America, N.A. The credit agreement was repaid in full as of May 14, 2002, through application of the net proceeds from the private offering of the notes, together with other available funds. The affiliate of Banc of America Securities LLC received the entire amount repaid under the credit agreement. To our knowledge, none of the other selling securityholders has had any position, office or other material relationship with us or our affiliates within the past three years.

	Principal Amount		Number of	Number of Shares
	of Notes		Shares of	of Common Stock
	Beneficially Owned	Percentage	Common Stock	Underlying the Notes	Percentage of
Name of Selling	and Offered	of Notes	Beneficially	and Offered	Common Stock
Securityholder(1)	Hereby	Outstanding	Owned(2)	Hereby(3)(4)	Outstanding(5)

1976 Distribution Trust FBO Jane A. Lauder	$36,000	*	0	639	*
1976 Distribution Trust FBO A.R. Lauder/ Zinterhofer	18,000	*	0	319	*
2000 Revocable Trust FBO A.R. Lauder/ Zinterhofer	18,000	*	0	319	*
Advent Convertible Master Cayman L.P.	13,636,000	3.86	0	242,216	*
Aid Association for Lutherans, as successor to Lutheran Brotherhood	3,000,000	*	0	53,289	*
AIG DKR SoundShore Opportunity Holding Fund Ltd. (formerly DKR Fixed Income Holding Fund Ltd.)	2,500,000	*	0	44,407	*

	Principal Amount		Number of	Number of Shares
	of Notes		Shares of	of Common Stock
	Beneficially Owned	Percentage	Common Stock	Underlying the Notes	Percentage of
Name of Selling	and Offered	of Notes	Beneficially	and Offered	Common Stock
Securityholder(1)	Hereby	Outstanding	Owned(2)	Hereby(3)(4)	Outstanding(5)

Akela Capital Master Fund, Ltd.	$3,000,000	*	0	53,289	*
Allentown City Firefighters Pension Plan	63,000	*	0	1,119	*
Allentown City Officers &
Employees Pension Fund	48,000	*	0	852	*
Allentown City Police Pension Plan	76,000	*	0	1,349	*
Alpha US Sub Fund 4, LLC	1,486,000	*	0	26,395	*
Arapahoe County Colorado	138,000	*	0	2,451	*
Argent LowLev Convertible Arbitrage Fund LLC	300,000	*	0	5,328	*
Argent LowLev Convertible Arbitrage Fund Ltd.	3,500,000	*	0	62,170	*
Arlington County Employees Retirement System	1,500,000	*	0	26,644	*
British Virgin Islands Social Security Board	197,000	*	0	3,499	*
Calamos Market Neutral Fund — Calamos Investment Trust	6,000,000	1.70	0	106,578	*
City of New Orleans	568,000	*	0	10,089	*
City University of New York	341,000	*	0	6,057	*
Clinton Convertible Managed Trading Account I Limited	4,700,000	1.33	0	83,486	*
Clinton Multistrategy Master Fund, Ltd.	12,800,000	3.62	0	227,366	*
Clinton Riverside Convertible Portfolio Limited	14,300,000	4.05	0	254,010	*
Consulting Group Capital Markets Funds	200,000	*	0	3,552	*
Context Convertible Arbitrage Fund	1,000,000	*	0	17,763	*
Georgia Municipal Employee Benefit System	1,621,000	*	0	28,793	*
Grady Hospital Foundation	300,000	*	0	5,328	*
HFR CA Select Fund	1,000,000	*	0	17,763	*
HFR Convertible Arbitrage Account	1,313,000	*	0	23,322	*
Highbridge International LLC	43,000,000	12.16	0	763,809	*
Independence Blue Cross	918,000	*	0	16,306	*
Lyxor	2,588,000	*	0	45,970	*
Lyxor Master Fund Ref: Argent/ LowLev CB	800,000	*	0	14,210	*
McMahan Securities Co. L.P.	7,500,000	2.12	0	133,222	*
Merrill Lynch Insurance Group	741,000	*	0	13,162	*
Minnesota Power and Light	368,000	*	0	6,536	*
Municipal Employees	511,000	*	0	9,076	*
New Orleans Firefighters Pension/ Relief Fund	308,000	*	0	5,471	*
Occidental Petroleum Corporation	588,000	*	0	10,444	*
Ohio Bureau of Workers Compensation	399,000	*	0	7,087	*
Policeman and Firemen Retirement System of the City of Detroit	1,405,000	*	0	24,957	*
Pro-mutual	1,683,000	*	0	29,895	*
SAM Investments LDC	25,000,000	7.07	0	444,075	*

	Principal Amount		Number of	Number of Shares
	of Notes		Shares of	of Common Stock
	Beneficially Owned	Percentage	Common Stock	Underlying the Notes	Percentage of
Name of Selling	and Offered	of Notes	Beneficially	and Offered	Common Stock
Securityholder(1)	Hereby	Outstanding	Owned(2)	Hereby(3)(4)	Outstanding(5)

San Diego County Employees Retirement Association	$3,000,000	*	0	53,289	*
Shell Pension Trust	891,000	*	0	15,826	*
State of Maryland Retirement Agency	7,215,000	2.04	0	128,160	*
Sutton Brook Capital Portfolio, LP	29,000,000	8.20	0	515,127	*
Tag Associates	344,000	*	0	6,110	*
Teachers Insurance and Annuity Association	18,400,000	5.21	0	326,839	*
The Grable Foundation	264,000	*	0	4,689	*
Trustmark Insurance	776,000	*	0	13,784	*
White River Securities LLC	11,000,000	3.11	0	195,393	*
Wolverine Trading LP	2,500,000	*	0	44,407	*
Zazove Hedged Convertible Fund L.P.	3,000,000	*	0	53,289	*
Zazove Income Fund L.P.	2,000,000	*	0	35,526	*
Zurich Institutional Beachmark Master Fund LTD	400,000	*	0	7,105	*
Zurich Institutional Beachmarks Master Fund LTD	3,000,000	*	0	53,289	*

*	Less than 1%.

(1)	Also includes any sale of the notes and the underlying common stock by pledgees, donees, transferees or other successors in interest that receive such securities by pledge, gift, distribution or other non-sale related transfer from the named selling securityholders. Information about other selling securityholders will be set forth in prospectus supplements or in other documents that we file from time to time with the Securities and Exchange Commission that are incorporated by reference in this prospectus, if required. See “Where You Can Find More Information.”

(2)	Excludes common stock issuable upon conversion of the selling securityholder’s notes.

(3)	Assumes conversion of all of the selling securityholder’s notes at a conversion rate of 17.763 per note and a cash payment in lieu of the issuance of any fractional share interest. However, this conversion rate is subject to adjustment as described under “Description of the Notes — Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(4)	Reflects rounding down of fractional common stock issuable to each selling securityholder upon conversion of the notes.

(5)	Calculated based on Rule 13d-3 of the Securities Exchange Act of 1934 using 40,848,319 shares of common stock outstanding as of July 31, 2002. In calculating this amount, we did not treat as outstanding the common stock issuable upon conversion of notes.

PLAN OF DISTRIBUTION

      The selling securityholders will be offering and selling the notes and the underlying common stock offered under this prospectus. The term “selling securityholders” refers to the selling securityholders named in this prospectus as well as persons who receive notes or underlying common stock from a named selling securityholder through a gift, pledge, distribution of partnership assets or another transfer occurring after the date of this prospectus which does not involve a sale of the notes or the underlying common stock.

      The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or from purchasers of the notes or the underlying common stock.

      Each selling securityholder reserves the right to accept and, together with their agents from time to time, reject, in whole or in part any proposed purchase of the notes or the underlying common stock to be made directly or through agents.

      The selling securityholders and any broker-dealers or agents who participate in the distribution of the notes or the underlying common stock offered under this prospectus may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. As a result, any profits on the sale of the notes or the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any participating broker-dealers or agents might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Selling securityholders who are deemed to be underwriters may be subject to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act of 1933 and Rule 10b-5 under the Securities Exchange Act of 1934. Selling securityholders who are deemed to be underwriters will also be subject to the prospectus delivery requirements of the Securities Act of 1933.

      The notes and the underlying common stock may be sold from time to time on any stock exchange or automated interdealer quotation system on which such securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

      The selling securityholders may sell the notes and the underlying common stock by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the securities, whether or not the options are listed on an options exchange;

•	through the distribution of the securities by any selling securityholder to its partners, members or stockholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods.

      The selling securityholders may also transfer the notes or the underlying common stock by gift.

      The selling securityholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the notes or the underlying common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling securityholder. Broker-dealers may agree with a selling securityholder to sell a specified amount or number of the notes or the underlying common stock at a stipulated price per security. If the broker-dealer is unable to sell the notes or the underlying common stock as agent for a selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire notes or the underlying common stock as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

      From time to time, one or more securityholders may pledge, hypothecate or grant a security interest in some or all of the notes or the underlying common stock owned by them. The pledgees, secured parties or persons to whom these securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders. The amount of a selling securityholder’s notes and underlying common stock offered under the prospectus will decrease as and when it takes such actions. The plan of distribution for that selling securityholder’s notes and underlying common stock will otherwise remain unchanged. In addition, a selling securityholder may, from time to time, sell the notes or the underlying common stock short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

      A selling securityholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the notes or the underlying common stock in the course of hedging the positions they assume with that selling securityholder, including without limitation, in connection with distributions of the securities by those broker-dealers. A selling securityholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling securityholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby. Some persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock offered by this prospectus. Selling securityholders may decide not to sell any of the notes and underlying common stock offered under this prospectus, or they might decide to transfer, devise or gift the notes or common stock by other means not described in this prospectus. Additionally, selling securityholders may resell all or a portion of their notes and common stock in open market transactions pursuant to Rule 144 or Rule 144A under the Securities Act of 1933 rather than pursuant to this prospectus, so long as they meet the applicable criteria and conform to the requirements of those rules.

      The selling securityholders and any other person participating in a distribution of the notes and the underlying common stock offered under this prospectus will be subject to the Securities Exchange Act of 1934. The rules under the Securities Exchange Act of 1934 include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other person. Additionally, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and common stock being distributed for a period of up to five business days before the distribution. This may affect the marketability of the notes and the underlying common stock as well as the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

      When we are notified that a selling securityholder has entered into an arrangement with an underwriter, broker-dealer or agent for the sale of the notes or the underlying common stock, we will file, if required, a supplement to this prospectus disclosing:

•	the names of the selling securityholders;

•	the names of any participating underwriters, broker-dealers or agents;

•	the aggregate amount of notes or underlying common stock being offered;

•	the price at which the notes or underlying common stock are being offered;

•	any discounts, commissions, concessions or other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers;

•	that any participating broker-dealers did not conduct any investigation to verify the information contained or incorporated by reference in this prospectus; and

•	other material terms of the offering.

      In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock offered under this prospectus may be sold in these jurisdictions only through registered or licensed broker-dealers. Additionally, in some states, the notes and the underlying common stock offered under this prospectus may not be sold unless:

•	they have been registered or qualified for sale, or

•	an exemption from registration or qualification for sale or an exemption from registration or qualification requirements is available and complied with.

      In connection with the initial offering of the notes, we entered into a registration rights agreement in which we and the selling securityholders agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the notes and the underlying common stock offered under this prospectus, including liabilities arising under the Securities Act of 1933. The selling securityholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against some liabilities, including liabilities that arise under the Securities Act of 1933.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock under this prospectus, including registration and filing fees, printing expenses, legal fees of our counsel, fees for one legal counsel retained by the selling securityholders and fees of the trustee under the indenture pursuant to which we originally issued the notes and of the registrar and transfer agent of the common stock. If the notes or the underlying common stock are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

      We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact or omit to state any material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. Each selling securityholder has agreed not to trade securities from the time the selling securityholder receives notice from us of this type of event until the selling securityholder receives from us a prospectus supplement or amended prospectus. If the suspension exceeds 45 days in any 3-month period or 90 days in any 12-month period, we are obligated to pay liquidated damages to the selling securityholders.

      Under the terms of the registration rights agreement, we are obligated to use reasonable efforts to keep the registration statement effective until, and therefore this offering will terminate on, the earlier of:

•	May 14, 2004;

•	the date on which all securities offered under this prospectus have been sold pursuant to this prospectus; and

•	the date on which all outstanding securities offered under this prospectus and held by non-affiliates of Horace Mann may be resold without registration under the Securities Act of 1933 pursuant to Rule 144(k) under the Securities Act of 1933.

LEGAL MATTERS

      The validity of the notes offered by us will be passed upon for us and by Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166.

INDEPENDENT ACCOUNTANTS

      The consolidated financial statements and schedules incorporated in this prospectus by reference from our annual report on Form 10-K for the fiscal year ended December 31, 2001 have been so incorporated in reliance on the report of KPMG LLP, independent accountants, given their authority as experts in auditing and accounting.

      With respect to the unaudited interim financial information for the periods ended March 31, 2002 and 2001 and June 30, 2002 and 2001, incorporated by reference herein, the independent accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in our quarterly report on Form 10-Q for each of the quarters ended March 31, 2002 and June 30, 2002, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The independent accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not a “report” or a “part” of the registration statement prepared or certified by the independent accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, under which we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the following locations of the Securities and Exchange Commission:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	North East Regional Office 233 Broadway New York, New York 10279	Midwest Regional Office 500 West Madison Street Suite 1400 Chicago, Illinois 60661

      You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. Please call the Securities and Exchange Commission at (800) 732-0330 for further information about the Public Reference Room.

      The Securities and Exchange Commission also maintains an internet web site that contains reports, proxy statements and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov (this uniform resource locator (URL) is an inactive textual reference only and is not intended to incorporate the Securities and Exchange Commission website into this prospectus).

      We have agreed that if, at any time, the notes or the common stock issuable upon conversion of the notes are “restricted securities” within the meaning of the Securities Act of 1933 and we are not subject to the information reporting requirements of the Securities Exchange Act of 1934, we will furnish to holders of the notes and such common stock and to prospective purchasers designated by them the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933 to permit compliance with Rule 144A in connection with resales of the notes and such common stock.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We are “incorporating by reference” into this prospectus certain information we file with the Securities and Exchange Commission, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. In addition, information that we file in the future with the Securities and Exchange Commission will automatically update and supersede this prospectus.

      This prospectus incorporates by reference our annual report on Form 10-K for the fiscal year ended December 31, 2001, which we filed with the Securities and Exchange Commission on March 29, 2002, our quarterly report on Form 10-Q for the quarterly period ended March 31, 2002, which we filed with the Securities and Exchange Commission on May 15, 2002, and our quarterly report on Form 10-Q for the quarterly period ended June 30, 2002, which we filed with the Securities and Exchange Commission on August 14, 2002. These reports contain important information about us and our finances.

      All documents we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or l5(d) of the Securities Exchange Act from the date of this prospectus to the end of the offering of the notes and common stock under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Corporate Secretary
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, Illinois 62715-0001
(217) 789-2500

      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

      You may obtain additional information about us from our website (www.horacemann.com). Information contained on our website is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

INDUSTRY AND MARKET DATA

      In this prospectus, we rely on and refer to information and statistics regarding the insurance industry. We obtained this information and these statistics from various third party sources and from our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them.

$353,500,000

Horace Mann Educators Corporation

Senior Convertible Notes due 2032

PROSPECTUS

August 13, 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

      Expenses to be incurred in connection with this Registration Statement are as follows:

SEC registration fees	$13,639.00
Auditor’s fees and expenses	20,000.00
Legal fees and expenses	50,000.00
Printing expenses	25,000.00
Miscellaneous expenses	5,000.00
Total Expenses	$113,639.00

      All expenses, other than the SEC registration fee, are estimated. We have agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel and other advisors to the selling securityholders) in connection with the registration and sale of the notes or common stock being offered by the selling securityholders.

Item 15.     Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law, Article 9 of the Certificate of Incorporation of Horace Mann Educators Corporation (the “Company”) and Article 8 of the Company’s Bylaws relate to indemnification of the Company’s directors and officers against liabilities arising in connection with the performance of their respective duties.

      Section 145 of the Delaware General Corporation Law provides as follows:

SECTION 145 INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE. — (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

      Article 9 of the Company’s Certificate of Incorporation provides as follows:

Ninth. The Corporation shall indemnify each Director, Officer, employee or agent of the Corporation and each person who is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise in the manner and to the extent provided in the By-laws of the Corporation as the same may be amended from time to time.

      Article 8 of the Company’s Bylaws provides as follows:

Section 8.1. General. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, Officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the conduct was unlawful.

Section 8.2. Derivative Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a Director, Officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of

Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in the view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 8.3. Indemnification in Certain Cases. To the extent that a Director, Officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections 8.1. and 8.2. of this Article 8, or in defense of any claim, issue, or matter therein, such person shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection therewith.

Section 8.4. Procedure. Any indemnification under Sections 8.1. and 8.2. of this Article 8 (unless ordered by a Court) shall be made by the Corporation only as authorized in the specific case upon a determination that the indemnification of the Director, Officer, employee, or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in said Sections 8.1. and 8.2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit, or proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (c) by the Stockholders.

Section 8.5. Advances for Expenses. Expenses incurred in defending a civil or criminal action, suit, or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the Director, Officer, employee, or agent to repay such amount if it shall be ultimately determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article 8.

Section 8.6. Rights Not Exclusive. The indemnification and advancement of expenses provided by this Article 8 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, bylaw, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in the official capacity of such person and as to action in another capacity while holdings such office, and shall continue as to a person who has ceased to be a Director, Officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person. Any repeal, modification, or amendment of this Article 8 shall not adversely affect any rights or obligations then existing between the Corporation and any then incumbent or former Director, Officer, employee, or agent with respect to any facts then or theretofore existing or any action, suit, or proceeding theretofore brought based in whole or in part upon such facts.

Section 8.7. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, Officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of the status of such person as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article 8.

Section 8.8. Definition of Corporation. For the purposes of this Article 8, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its Directors, Officers, employees, and agents, so that any person who is or was a Director, Officer, employee, or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a Director, Officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, shall stand in the same position under the provisions of this

Article 8 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

Section 8.9. Definition of Other Terms. For the purpose of this Article 8, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the Corporation” shall include service as a Director, Officer, employee, or agent of the Corporation which imposes duties on, or involves services by, such Director, Officer, employee, or agent with respect to an employee benefit plan, it participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article 8.

Item 16.     Exhibits.

Exhibit
Number	Description of Exhibits

1.1	Purchase Agreement, dated as of May 8, 2002, among Horace Mann Educators Corporation (the “Company”) and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Credit Suisse First Boston Corporation.
4.1(a)*	Restated Certificate of Incorporation of Horace Mann Educators Corporation, filed with the Delaware Secretary of State on October 6, 1989, incorporated by reference to Exhibit 3.1 to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 1996.
4.1(b)*	Certificate of Amendment to Restated Certificate of Incorporation of Horace Mann Educators Corporation, filed with the Delaware Secretary of State on October 18, 1991, incorporated by reference to Exhibit 3.2 to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed with the SEC on November 14, 1996.
4.1(c)*	Certificate of Amendment to Restated Certificate of Incorporation of Horace Mann Educators Corporation, filed with the Delaware Secretary of State on August 23, 1995, incorporated by reference to Exhibit 3.3 to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed with the SEC on November 14, 1996.
4.1(d)*	Certificate of Amendment to Restated Certificate of Incorporation of Horace Mann Educators Corporation, filed with the Delaware Secretary of State on September 23, 1996, incorporated by reference to Exhibit 3.4 to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed with the SEC on November 14, 1996.
4.1(e)*	Certificate of Amendment to Restated Certificate of Incorporation of Horace Mann Educators Corporation, filed with the Delaware Secretary of State on June 5, 1998, incorporated by reference to Exhibit 3.1 to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed with the SEC on August 13, 1998.
4.1(f)*	Certificate of Amendment to Restated Certificate of Incorporation of Horace Mann Educators Corporation, filed with the Delaware Secretary of State on June 22, 2000, incorporated by reference to Exhibit 3.1(e) to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the SEC on August 11, 2000.
4.2*	Bylaws of Horace Mann Educators Corporation, incorporated by reference to Exhibit 4.6 to Horace Mann Educators Corporation’s Registration Statement on Form S-3 (Registration No. 33-80059) filed with the SEC on December 6, 1995.
4.3*	Indenture, dated as of May 14, 2002, between the Company and JPMorgan Chase Bank, including the forms of the notes, incorporated by reference to Exhibit 4.1 to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002.

Exhibit
Number	Description of Exhibits

4.4	Registration Rights Agreement, dated as of May 14, 2002, among the Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Credit Suisse First Boston Corporation, as Initial Purchasers.
5.1	Opinion of Gibson, Dunn & Crutcher LLP, as to the legality of the notes and the shares issuable upon conversion of the notes, including consent.
12.1	Computation of Ratios of Earnings to Fixed Charges.
15.1	Letter of KPMG LLP as to unaudited interim financial information.
23.1	Consent of KPMG LLP.
23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
24.1	Powers of Attorney.
25.1	Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939 of JPMorgan Chase Bank.

*	Incorporated by reference.

Item 17.     Undertakings.

      A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B.     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or

Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      D.     The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      E.     The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Springfield, State of Illinois, on August 13, 2002.

HORACE MANN EDUCATORS CORPORATION

By: /s/ LOUIS G. LOWER II

Louis G. Lower II
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ LOUIS G. LOWER II Louis G. Lower II	President, Chief Executive Officer and a Director (Principal Executive Officer)	August 13, 2002

/s/ PETER H. HECKMAN Peter H. Heckman	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 13, 2002

*/s/ BRET A. CONKLIN Bret A. Conklin	Senior Vice President and Controller (Principal Accounting Officer)	August 13, 2002

*/s/ JOSEPH J. MELONE Joseph J. Melone	Chairman of the Board	August 13, 2002

*/s/ WILLIAM W. ABBOTT William W. Abbott	Director	August 13, 2002

*/s/ DONALD E. KIERNAN Donald E. Kiernan	Director	August 13, 2002

*/s/ SHAUN F. O’MALLEY Shaun F. O’Malley	Director	August 13, 2002

*/s/ MARY H. FUTRELL Mary H. Futrell	Director	August 13, 2002

*/s/ WILLIAM J. SCHOEN William J. Schoen	Director	August 13, 2002

*	Pursuant to Power of Attorney

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

1.1	Purchase Agreement, dated as of May 8, 2002, among Horace Mann Educators Corporation (the “Company”) and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Credit Suisse First Boston Corporation.
4.1(a)*	Restated Certificate of Incorporation of Horace Mann Educators Corporation, filed with the Delaware Secretary of State on October 6, 1989, incorporated by reference to Exhibit 3.1 to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 1996.
4.1(b)*	Certificate of Amendment to Restated Certificate of Incorporation of Horace Mann Educators Corporation, filed with the Delaware Secretary of State on October 18, 1991, incorporated by reference to Exhibit 3.2 to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed with the SEC on November 14, 1996.
4.1(c)*	Certificate of Amendment to Restated Certificate of Incorporation of Horace Mann Educators Corporation, filed with the Delaware Secretary of State on August 23, 1995, incorporated by reference to Exhibit 3.3 to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed with the SEC on November 14, 1996.
4.1(d)*	Certificate of Amendment to Restated Certificate of Incorporation of Horace Mann Educators Corporation, filed with the Delaware Secretary of State on September 23, 1996, incorporated by reference to Exhibit 3.4 to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed with the SEC on November 14, 1996.
4.1(e)*	Certificate of Amendment to Restated Certificate of Incorporation of Horace Mann Educators Corporation, filed with the Delaware Secretary of State on June 5, 1998, incorporated by reference to Exhibit 3.1 to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed with the SEC on August 13, 1998.
4.1(f)*	Certificate of Amendment to Restated Certificate of Incorporation of Horace Mann Educators Corporation, filed with the Delaware Secretary of State on June 22, 2000, incorporated by reference to Exhibit 3.1(e) to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the SEC on August 11, 2000.
4.2*	Bylaws of Horace Mann Educators Corporation, incorporated by reference to Exhibit 4.6 to Horace Mann Educators Corporation’s Registration Statement on Form S-3 (Registration No. 33-80059) filed with the SEC on December 6, 1995.
4.3*	Indenture, dated as of May 14, 2002, between the Company and JPMorgan Chase Bank, including the forms of the notes, incorporated by reference to Exhibit 4.1 to Horace Mann Educators Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002.
4.4	Registration Rights Agreement, dated as of May 14, 2002, among the Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Credit Suisse First Boston Corporation, as Initial Purchasers.
5.1	Opinion of Gibson, Dunn & Crutcher LLP, as to the legality of the notes and the shares issuable upon conversion of the notes, including consent.
12.1	Computation of Ratios of Earnings to Fixed Charges.
15.1	Letter of KPMG LLP as to unaudited interim financial information.
23.1	Consent of KPMG LLP.
23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
24.1	Powers of Attorney.
25.1	Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939 of JPMorgan Chase Bank.

*	Incorporated by reference.